SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 July 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 30 July 2020 re: 2020 Half-Year Results - Part 1 of 2

2020 Half-Year Results
News Release

Lloyds Banking Group plc

30 July 2020

Part 1 of 2

Y’

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the six months ended 30 June 2020.
Statutory basis: Statutory profit / loss before tax and statutory profit after tax are included within this document. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: The statutory results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance:
- restructuring, including severance-related costs, the rationalisation of the non-branch property portfolio, the establishment of the Schroders partnership, the integration of MBNA and Zurich’s UK workplace pensions and savings business;
- volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value  adjustments and the amortisation of purchased intangible assets;
- payment protection insurance provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the six months ended 30 June 2020 to the six months ended 30 June 2019 and the balance sheet analysis compares the Group balance sheet as at 30 June 2020 to the Group balance sheet as at 31 December 2019.
Segmental information: During the half-year to 30 June 2020, the Group migrated certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail. In addition, Commercial Banking has been resegmented to reflect the division’s new client coverage model and is now analysed according to SME, Mid Corporates, Corporate & Institutional, and Other. The Group has also revised its approach to internal funding charges, including the adoption of the Sterling Overnight Index Average (SONIA) interest rate benchmark in place of LIBOR. Comparatives have been restated accordingly.

Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. There have been no changes to the definitions of alternative performance measures used by the Group; further information on these measures is set out in the summary of alternative performance measures.

This document can also be found on the Group’s website under “Financial Performance Downloads” via this link www.lloydsbankinggroup.com/investors/financial-performance/.
In addition, the Group Chief Executive’s letter to shareholders is also available from the same link.

RESULTS FOR THE HALF-YEAR

“The impact of the coronavirus pandemic in the first half of 2020 has been profound on the way we live our lives and on the global economy. We remain fully focused on helping our customers and the UK economy recover, in collaboration with Government and our regulators.

I want to express my sincere gratitude to all my colleagues across the Group for their dedication and persistence which have allowed us to deliver vital banking services to our customers effectively throughout the pandemic.

Although the outlook is uncertain, the Group’s financial strength and business model allow us to help Britain recover and play our part in returning our country to prosperity. Our customer focused strategic plan remains fully aligned with the Group’s long term strategic objectives, the position of our franchise and the interests of shareholders.”

António Horta-Osório
Group Chief Executive

Supporting customers, colleagues and the economy in difficult times

●
Actively supporting retail, small business and commercial customers through a range of flexible propositions

  -
Over £9 billion lending provided to businesses through government-backed schemes, including Bounce Back Loan, Coronavirus Business Interruption Loan and Coronavirus Large Business Interruption Loan schemes

  -
Over 1.1 million payment holidays granted to retail customers and c.33,000 capital repayment holidays provided to small businesses and corporates to alleviate temporary financial pressures

  -
Payment holidays granted on insurance premiums and advance payments for life and critical illness claims to support customers in financial difficulty during the pandemic

●
Job and pay security provided to all colleagues since March. c.50,000 colleagues now working from home

●
Multi-channel distribution model, with the UK’s leading digital bank, combined with around 90 per cent of branches remaining open throughout the lockdown, enabling the Group to continue to serve customers

Continued strategic progress

●
Continued progress against strategy with particular focus on building a leading customer experience, further digitising the Group, transforming the way we work and maximising Group capabilities. Over £2.4 billion invested in strategic initiatives during GSR3 to help deliver sustainable shareholder value creation

●
The benefits of our investments from GSR3 have positioned us well in the current environment:

Operating the UK’s leading digital bank we now have more than 17 million digitally active users, up 4 per cent during lockdown, while recording digital customer satisfaction levels at an all-time high, even in a period of increased demand

Our commitment to delivering cost efficiencies and creating capacity to invest in the business has enabled us to respond quickly to new challenges, such as using robotics to process c.98 per cent of Bounce Back Loan applications

Our unique Single Customer View, which added another 1 million customers in the first half of the year, enables us to serve a wider range of our customers’ financial needs than ever before

●
The opportunity exists to accelerate our transformation, and further enhance and adapt strategy, customer propositions and colleague work practices as the Group learns from the crisis

RESULTS FOR THE HALF-YEAR (continued)

Financial performance reflects revised economic outlook

●
Net income of £7.4 billion, down 16 per cent. Lower net interest margin of 2.59 per cent reflecting lower rates, actions taken to support customers and changes in asset mix; average interest earning assets were broadly stable. Other income of £2.5 billion, impacted by slowdown across key markets in the first half

●
Total costs of £3.9 billion, 4 per cent lower, with business as usual costs down 6 per cent, enabling continued investment in digital projects and enhanced support for customers during the pandemic

●
Trading surplus of £3.5 billion, a reduction of 26 per cent compared to the first six months of 2019, providing still significant capacity to absorb impairment impacts of the coronavirus crisis

●
Impairment charge of £3.8 billion, including £2.4 billion in the second quarter primarily reflecting a significant deterioration in forward looking economic outlook. Loan books, based on actual defaults to date, continue to perform well, with the additional provisions building balance sheet resilience

●
Statutory loss before tax of £602 million and statutory profit after tax of £19 million, both impacted by income developments and the increased impairment charge. Tangible net asset value per share of 51.6 pence

Balance sheet remains strong and well positioned to absorb coronavirus impacts

●
Loans and advances at £440 billion were stable compared to the year end but reduced by £3 billion in the second quarter with expected reductions in the mortgage book, lower unsecured balances and repayment of lending facilities by Corporate & Institutional clients. This was partially offset by new SME lending through government support schemes

●
Customer deposits increased by £29 billion in the half and £13 billion in the second quarter as a result of reduced consumer spending and inflows to the Group’s trusted brands in an uncertain environment, with growth in Retail deposits ahead of the market. Commercial deposits benefited from clients’ increased liquidity due to increased government support scheme borrowing

●
Loan to deposit ratio now 100 per cent, providing significant potential to lend into recovery, with a strong liquidity position

●
CET1 ratio of 14.6 per cent and 13.4 per cent pre IFRS 9 transitional relief, along with lower Pillar 2A requirement, resulting in significant headroom above lower regulatory requirements of c.11 per cent as cushion against potential credit impairment

●
In line with the Group’s announcement on 31 March, no shareholder distributions will be undertaken in 2020. The Board will decide on any dividend distributions or buybacks on ordinary shares in respect of 2020 at year end, in line with the approved dividend policy

Outlook

●
There have been early signs of recovery in the Group’s core markets, mainly in consumer spending and the housing market, but the outlook remains highly uncertain and the impact of lower rates and economic fragility will continue for at least the rest of the year. The Group’s updated 2020 guidance reflects a proactive response to the challenging economic environment and is based on the Group’s recently revised current economic assumptions, which have deteriorated since the first quarter

  -
Net interest margin expected to remain broadly stable on the second quarter level at c.240 basis points for the rest of the year resulting in a full year margin of c.250 basis points

  -
Operating costs to be below £7.6 billion

  -
Impairment expected to be between £4.5 billion and £5.5 billion

  -
Risk-weighted assets expected to be flat to modestly up compared to the first half of 2020

●
Although the economic outlook remains uncertain, the Group’s financial strength and business model will ensure that it can continue to support its customers and help Britain recover. This is fully aligned with the Group’s long term strategic objectives, the position of the franchise and the interests of our shareholders

INCOME STATEMENT − UNDERLYING BASIS

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2020	2019	Change	2019	Change
	£m	£m	%	£m	%

Net interest income	5,478	6,145	(11)	6,232	(12)
Other income	2,461	3,150	(22)	2,582	(5)
Operating lease depreciation	(526)	(473)	(11)	(494)	(6)
Net income	7,413	8,822	(16)	8,320	(11)
Operating costs	(3,699)	(3,906)	5	(3,969)	7
Remediation	(177)	(143)	(24)	(302)	41
Total costs	(3,876)	(4,049)	4	(4,271)	9
Trading surplus	3,537	4,773	(26)	4,049	(13)
Impairment	(3,818)	(579)		(712)
Underlying (loss) / profit	(281)	4,194		3,337
Restructuring	(133)	(182)	27	(289)	54
Volatility and other items	(188)	(465)	60	248
Payment protection insurance provision	–	(650)	100	(1,800)	100
Statutory (loss) / profit before tax	(602)	2,897		1,496
Tax credit / (expense)	621	(672)		(715)
Statutory profit after tax	19	2,225	(99)	781	(98)

(Loss) / earnings per share	(0.3)p	2.7p		0.8p

Banking net interest margin	2.59%	2.90%	(31)bp	2.86%	(27)bp
Average interest-earning banking assets	£433bn	£433bn	–	£436bn	(1)
Cost:income ratio	52.3%	45.9%	6.4pp	51.3%	1.0pp
Asset quality ratio	1.73%	0.26%	147bp	0.31%	142bp
Underlying return on tangible equity	(0.7)%	16.3%	(17.0)pp	13.3%	(14.0)pp
Return on tangible equity	0.1%	11.5%	(11.4)pp	4.0%	(3.9)pp

KEY BALANCE SHEET METRICS

	At 30 June	At 30 June	Change	At 31 Dec	Change
	2020	2019	%	2019	%

Loans and advances to customers1	£440bn	£441bn	–	£440bn	–
Customer deposits2	£441bn	£418bn	6	£412bn	7
Loan to deposit ratio	100%	106%	(6)pp	107%	(7.0)pp
CET1 ratio3	14.6%	14.0%	0.6pp	13.8%	0.8pp
CET1 ratio pre IFRS 9 transitional relief3,4	13.4%	13.7%	(0.3)pp	13.4%	–
Transitional MREL ratio3	36.8%	32.2%	4.6pp	32.6%	4.2pp
UK leverage ratio3	5.4%	5.1%	0.3pp	5.2%	0.2pp
Risk-weighted assets3	£207bn	£207bn	–	£203bn	2
Tangible net assets per share	51.6p	53.0p	(1.4)p	50.8p	0.8p

1	Excludes reverse repos of £61.1 billion (30 June 2019: £54.1 billion; 31 December 2019: £54.6 billion).
2	Excludes repos of £12.3 billion (30 June 2019: £4.1 billion; 31 December 2019: £9.5 billion).
3
The CET1, MREL and leverage ratios and risk-weighted assets at 30 June 2019 and 31 December 2019 are reported on a pro forma basis, reflecting the dividend paid up by the Insurance business in the subsequent reporting period.

4	CET1 ratio reflecting the full impact of IFRS 9, prior to the application of transitional arrangements for capital that provide relief for the impact of IFRS 9.

QUARTERLY INFORMATION

	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended	ended	ended
	30 June	31 Mar	31 Dec	30 Sept	30 June	31 Mar
	2020	2020	2019	2019	2019	2019
	£m	£m	£m	£m	£m	£m

Net interest income	2,528	2,950	3,102	3,130	3,062	3,083
Other income	1,235	1,226	1,267	1,315	1,594	1,556
Operating lease depreciation	(302)	(224)	(236)	(258)	(254)	(219)
Net income	3,461	3,952	4,133	4,187	4,402	4,420
Operating costs	(1,822)	(1,877)	(2,058)	(1,911)	(1,949)	(1,957)
Remediation	(90)	(87)	(219)	(83)	(123)	(20)
Total costs	(1,912)	(1,964)	(2,277)	(1,994)	(2,072)	(1,977)
Trading surplus	1,549	1,988	1,856	2,193	2,330	2,443
Impairment	(2,388)	(1,430)	(341)	(371)	(304)	(275)
Underlying (loss) / profit	(839)	558	1,515	1,822	2,026	2,168
Restructuring	(70)	(63)	(191)	(98)	(56)	(126)
Volatility and other items	233	(421)	122	126	(126)	(339)
Payment protection insurance provision	–	–	–	(1,800)	(550)	(100)
Statutory (loss) / profit before tax	(676)	74	1,446	50	1,294	1,603
Tax credit / (expense)	215	406	(427)	(288)	(269)	(403)
Statutory (loss) / profit after tax	(461)	480	1,019	(238)	1,025	1,200

Banking net interest margin	2.40%	2.79%	2.85%	2.88%	2.89%	2.91%
Average interest-earning banking assets	£435bn	£432bn	£437bn	£435bn	£433bn	£433bn

Cost:income ratio	55.2%	49.7%	55.1%	47.6%	47.1%	44.7%

Asset quality ratio	2.16%	1.30%	0.30%	0.33%	0.27%	0.25%
Gross asset quality ratio	2.19%	1.35%	0.39%	0.40%	0.38%	0.30%

Underlying return on tangible equity	(6.0)%	4.7%	12.2%	14.3%	15.6%	17.0%
Return on tangible equity	(4.8)%	5.0%	11.0%	(2.8)%	10.5%	12.5%

Loans and advances to customers1	£440bn	£443bn	£440bn	£447bn	£441bn	£441bn
Customer deposits2	£441bn	£428bn	£412bn	£419bn	£418bn	£417bn
Loan to deposit ratio	100%	103%	107%	107%	106%	106%
Risk-weighted assets3	£207bn	£209bn	£203bn	£209bn	£207bn	£208bn
Tangible net assets per share	51.6p	57.4p	50.8p	52.0p	53.0p	53.4p

1	Excludes reverse repos.
2	Excludes repos.
3	Risk-weighted assets at 30 June 2019 and 31 December 2019 are reported on a pro forma basis reflecting the Insurance dividend paid to the Group in the subsequent reporting period.

BALANCE SHEET ANALYSIS

	At 30 June	At 31 Mar		At 30 June		At 31 Dec
	2020	2020	Change	2019	Change	2019	Change
	£bn	£bn	%	£bn	%	£bn	%
Loans and advances to customers
Open mortgage book	267.1	268.1	–	264.9	1	270.1	(1)
Closed mortgage book	17.5	17.9	(2)	19.8	(12)	18.5	(5)
Credit cards	15.2	16.7	(9)	17.7	(14)	17.7	(14)
UK Retail unsecured loans	8.2	8.6	(5)	8.2	–	8.4	(2)
UK motor finance	15.3	15.8	(3)	15.5	(1)	15.6	(2)
Overdrafts	1.0	1.2	(17)	1.2	(17)	1.3	(23)
Retail other1	9.7	9.3	4	9.0	8	9.0	8
SME2	38.4	32.0	20	32.3	19	32.1	20
Mid Corporates3	4.6	4.7	(2)	5.5	(16)	5.3	(13)
Corporate and Institutional3	55.0	60.9	(10)	59.8	(8)	54.6	1
Commercial Banking other	5.0	4.9	2	4.3	16	5.2	(4)
Wealth	0.9	0.9	–	0.9	–	0.9	–
Central items	2.5	2.1	19	1.9	32	1.7	47
Loans and advances to customers4	440.4	443.1	(1)	441.0	–	440.4	–

Customer deposits
Retail current accounts	87.5	79.9	10	76.0	15	76.9	14
Commercial current accounts2,5	44.2	34.5	28	34.0	30	34.9	27
Retail relationship savings accounts	148.5	144.1	3	144.4	3	144.5	3
Retail tactical savings accounts	12.7	12.7	–	15.3	(17)	13.3	(5)
Commercial deposits2,6	133.8	142.5	(6)	133.2	–	127.6	5
Wealth	13.5	13.3	2	13.8	(2)	13.7	(1)
Central items	0.9	1.4	(36)	0.9	–	0.9
Total customer deposits7	441.1	428.4	3	417.6	6	411.8	7

Total assets	873.0	861.7	1	822.2	6	833.9	5
Total liabilities	824.1	809.0	2	773.2	7	786.1	5

Shareholders’ equity	42.8	46.6	(8)	43.4	(1)	41.7	3
Other equity instruments	5.9	5.9	–	5.4	9	5.9	–
Non-controlling interests	0.2	0.2	–	0.2	–	0.2	–
Total equity	48.9	52.7	(7)	49.0	–	47.8	2

Ordinary shares in issue, excluding own shares	70,735m	70,411m	–	70,740m	–	70,031m	1

1	Primarily Europe.
2	Includes Retail Business Banking.
3	Commercial Banking segmentation has been updated to reflect new client coverage model.
4	Excludes reverse repos.
5	Primarily non interest-bearing Commercial Banking current accounts.
6	Primarily Commercial Banking interest-bearing accounts.
7	Excludes repos.

GROUP CHIEF EXECUTIVE’S STATEMENT

In the first six months of 2020, the coronavirus pandemic has had an unprecedented impact on the people and economies of the world. In the UK we have witnessed the fastest contraction in economic activity seen in modern times as the country was forced into lockdown in March, alongside the most comprehensive and co-ordinated set of government and central bank support packages ever implemented. Although the economy has now started to re-open and activity in the Group’s core markets has somewhat rebounded, it largely remains below pre–crisis levels and the economic outlook remains uncertain. There also continues to be uncertainty relating to the ongoing trade negotiations with the EU, the UK’s largest export market. Despite this challenging operating environment, the Group’s financial strength, business model and successful strategic delivery have enabled us to play a significant role, together with Government, regulators and other authorities, in helping the country manage through this crisis and will continue to ensure that we can support customers and help Britain recover.

Lloyds Banking Group has always been at the heart of the British economy and I am proud of the continuing financial and social support we have been able to provide. Thousands of colleagues across the Group have worked tirelessly over the past few months to ensure continued service to our customers. I would like to sincerely thank all of them for their resilience, dedication and professionalism during this time of difficulty and national need.

It was with mixed emotions that, earlier this month, I announced my intention to step down as Group Chief Executive of Lloyds Banking Group by the end of June of next year. It has been an honour to play my part in the transformation of large parts of our business. I will continue to be completely focused with my executive team on delivering the remainder of our current strategic plan, as well as the plans put in place to address the COVID-19 pandemic effects and support our customers during these difficult times.

Support for customers

Customers remain a priority throughout this crisis and beyond. Working closely with the UK Government and our regulators, we have continued to support our retail, small business and commercial customers through a comprehensive and unprecedented range of flexible measures.

Since the start of the crisis we have provided over 1.1 million payment holidays in respect of mortgages, loans, cards and motor finance to our retail customers. We also continue to support our customers with access to a £500 interest free overdraft facility, with no fees for missed payments and access to fixed term savings accounts without charge. We have offered a dedicated phone line for elderly customers and ensure that NHS staff calls are answered as a priority.

Similarly, we are providing significant support for our small business and commercial customers. We have approved over £9 billion in loans to businesses under the different Government schemes, including Bounce Back Loans (BBL), Coronavirus Business Interruption Loan Scheme (CBILS) and Coronavirus Large Business Interruption Loan Scheme (CLBILS). We have also supported customers through the Group’s own £2 billion COVID-19 fund which includes fee-free lending for new overdrafts or overdraft limit increases as well as new or increased invoice discounting and finance facilities and, in certain circumstances, capital repayment holidays. For our SME customers, we are offering a mentoring service to help navigate a path beyond the pandemic.

To support our Insurance and Wealth customers during the pandemic, we have offered payment holidays on insurance premiums and accelerated claims payments on life and critical illness policies. We have also supported the NHS by providing free additional insurance cover to its workers and by alleviating pressure on GPs with a reduction in medical evidence required for customers’ claims.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

Beyond providing financial support, we have stood by our customers and communities, offering a range of expert support and guidance, to help alleviate the pressure of the current crisis. For example, we have helped our customers to stay digitally connected during the lockdown and have partnered with ‘We Are Digital’, a leading expert in supporting people with digital skills and financial inclusion, to deliver up to 2,000 tablet devices free of charge to over-70s to help them keep connected. Our Lloyds Bank Academy, which offers free digital skills training, has supported c.32,000 individuals, charities and small businesses in the first half of the year with online webinars and training courses. Through additional funding from the Group, our long-term charity partner Mental Health UK has been able to extend their mental health services at a time when social distancing and self-isolation can put significant pressure on many people.

We are, of course, aware that the support we are providing to our personal and business customers to help them through the current crisis will have a cost to the Group. We believe this is the right thing to do, as supporting our customers directly aids the recovery of the economy from which we benefit. We view this as an investment in the business, which is fully aligned with our purpose of Helping Britain Prosper and the long-term success of the Group, and therefore in the interests of our shareholders.

Operational resilience

I am particularly pleased with how quickly the Group adapted at scale when the lockdown began and how willing and able colleagues were to adopt new ways of working and collaborate remotely to support customers. Throughout the pandemic, the business has remained fully operational and our technology infrastructure has performed well under significant pressure. Around 90 per cent of branches have remained open throughout the coronavirus outbreak and importantly, our digital banking proposition has performed well in a period of significantly heightened usage while also achieving all time high user feedback scores. As a thank you to our front-line colleagues we have made a range of awards, including a cash payment for our most junior colleagues, to recognise their continued significant contribution during the pandemic.

Market commentary and economic projections

The economic outlook remains uncertain and largely dependent on how COVID-19 transmission responds as the economy gradually re-opens. The outlook has clearly become more challenging since our first quarter results, with the economic impact of lockdown much larger than expected at that time. With the gradual easing of social distancing measures we have more recently seen consumer spending levels increase, housing market activities reawaken, and the economy return to growth in May and June. However, the negative economic impact remains profound and we have revised our expectations accordingly. With the success of the Group inextricably linked to the health of the UK economy, we remain committed to being part of the national solution and putting the Group’s strength to work in support of the wider economy and its recovery over time.

Financial performance

The effects of the coronavirus outbreak are reflected in our financial performance. The trading surplus for the first six months of the year of £3.5 billion was 26 per cent down on the prior year, with lower interest rates and activity levels having an impact on the top line. Due to our continued focus on efficiency, total costs reduced by 4 per cent, with a 6 per cent reduction in business as usual costs.

The most significant impact of COVID-19 is seen in the impairment charge. The first half impairment charge of £3.8 billion includes an additional £2.4 billion taken in the second quarter, mainly reflecting the significant deterioration in the economic outlook during the quarter. The introduction of IFRS 9 requires us to look forward and estimate a future level of credit losses based on a range of potential outcomes using multiple economic scenarios. Consequently, our overall balance sheet provision for impairments has increased by £3.1 billion in the first half of 2020, as we built additional balance sheet resilience. Given the economic outlook, we will inevitably be impacted within the existing book and potentially in the new lending we are undertaking to support our customers. However, the Group’s loan portfolio remains robust and well positioned given our business model.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

The statutory result before tax was a loss of £602 million. After tax relief from the deferred tax asset adjustment, statutory profit after tax for the first half of the year was £19 million, with the reduction on the prior year predominantly driven by impairments and lower rates. The Group’s balance sheet remains strong, with a CET1 ratio of 14.6 per cent, significantly ahead of updated regulatory requirements.

Dividend decision

We announced the cancellation of the final 2019 dividend on 31 March. Our decision on the outstanding 2019 dividend was taken by the Group’s Board at the specific request of our regulator, the Prudential Regulation Authority (PRA) and was in line with all other major UK listed banks. At that time, the Board also decided, again in line with all other major UK listed banks, that until the end of 2020 we will undertake no quarterly or interim dividend payments, accrual of dividends, or share buybacks on ordinary shares in order to improve further our capacity to serve the needs of businesses and households through the extraordinary challenges presented by the coronavirus pandemic.

These are difficult decisions and, while we recognise the disappointment and frustration this causes our shareholders, in particular those relying on dividends for income, we agreed that this was a prudent and appropriate response to what were and are exceptional circumstances. The Board will decide on any dividend distributions or buybacks on ordinary shares in respect of 2020 at year end, in line with the approved dividend policy.

In conjunction with this decision and in solidarity with the communities in which we operate, the whole of the Group Executive Committee have asked not to be considered for their Group Performance Share for 2020, meaning that they will give up all of their bonus entitlement for 2020. In addition, no cash bonuses are payable to senior staff for the rest of 2020.

Strategic update

We have continued to make strategic progress, despite our primary focus over the last couple of months on supporting our customers and ensuring operational resilience during this exceptional and challenging period. Indeed, in many respects, the benefits of investment made over the course of our third strategic phase, particularly in digital, transformation and Single Customer View have positioned us well during the pandemic.

In the last six months we continued to enhance our leading customer experience and digital capabilities, with the adoption of digital services by our customers accelerating during the lockdown. We operate the UK’s leading digital bank with 17 million active customers, with daily logins now exceeding 11 million, up 12 per cent on the prior year. Our unique Single Customer View has been expanded to include stockbroking portfolios, with over 6 million customers now able to access their insurance and savings products alongside their bank accounts. Our digital net promoter score of 69 is at an all-time high, up 8 per cent in the first half of the year, despite increased usage levels.

To further enhance the functionality and accessibility of our services, we have rolled out new features to improve our mobile app, such as the transaction search functionality and ability to use biometrics to authorise new payments. In Commercial, over £350 million of payments per month are now processed through a payables API launched in 2019, representing a
30-fold increase in the first half of 2020. This enables business clients to send Faster Payments directly from their systems without human intervention, with the payment time as fast as less than a second.

We have also continued to develop propositions that maximise the Group’s capabilities for the benefit of our customers. We have launched a new Scottish Widows branded equity release mortgage that enables our retail customers to use equity in their home to help their family members onto the housing ladder or supplement their own retirement income. The Group has also strengthened its presence in the open market for individual annuities since launching in September 2019, achieving a 14 per cent share of the whole individual annuities market as at 31 March 2020 and successfully sourcing long-term assets in collaboration with Commercial Banking.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

In Wealth, the transition of assets to the new Schroders Personal Wealth platform is on track and the Group remains committed to become a top three financial planning business by the end of 2023.

In March, we announced a new strategic collaboration with Google Cloud that will build on our multi-cloud strategy, accelerating our ambition to deploy smarter technology and bring new services to our customers quickly and at scale.

The coronavirus pandemic has accelerated many trends around ways of working, digital adoption, societal expectations of companies, and our external environment and sustainability. Our third Group strategic review was and remains focused on many of these areas but we now expect to even further accelerate our transformation, and enhance and adapt customer propositions and colleague working practices as the Group is learning from the crisis.

Helping Britain recover

In the face of the ongoing uncertainties facing the UK, we remain fully committed to helping Britain recover as the economy gradually re-opens. We believe that the pandemic provides a unique opportunity to build a stronger bank whilst supporting a more resilient economy, with a more sustainable future.

In our communities, we will continue our work to ensure fairer and more inclusive societal outcomes and more even regional development as we rebuild our country. We have made a commitment to our four independent charitable foundations to provide the same £25.5 million funding in 2021 that they have received this year, to help the foundations plan ahead and ensure they can continue their vital work in communities.

To help the economy to transition to a more environmentally sustainable future, we plan to play a leading role in financing the UK’s green recovery and in helping our customers make green choices and benefit from the clean growth opportunity.

We see all these efforts as integral to the Group’s purpose and building a more successful Lloyds Banking Group.

Strategic positioning and outlook

There have been early signs of recovery in the Group’s core markets, especially within the personal customer segment, but the outlook remains highly uncertain and the impact of lower rates and economic fragility will continue for at least the rest of the year. The Group’s updated 2020 guidance reflects our proactive response to the challenging economic environment and is based on our recently revised current economic assumptions which have deteriorated since the first quarter.

●
Net interest margin expected to remain broadly stable on the second quarter level at c.240 basis points for the rest of the year resulting in a full year margin of c.250 basis points

●
Operating costs to be below £7.6 billion

●
Impairment expected to be between £4.5 billion and £5.5 billion

●
Risk-weighted assets expected to be flat to modestly up compared to the first half of 2020

Although the economic outlook remains uncertain, the Group’s financial strength and business model will ensure that it can continue to support its customers and help Britain recover. This is fully aligned with the Group’s long term strategic objectives, the position of our franchise and the interests of our shareholders.

SUMMARY OF GROUP RESULTS

Financial performance reflects revised economic outlook

The Group’s statutory loss before tax for the six months ended 30 June 2020 was £602 million whilst statutory profit after tax was £19 million, with both being impacted by a significantly increased impairment charge in the period of £3,818 million. The increased impairment charge was primarily due to future potential losses arising from the revised economic outlook for the UK economy as a result of the coronavirus outbreak.

In this challenging external environment the trading surplus for the period was £3,537 million, a reduction of 26 per cent compared to the first six months of 2019, and 13 per cent on the second six months of 2019. Net income was down 16 per cent at £7,413 million, with both lower net interest income and lower other income in the period. The Group continued its progress in delivering cost reductions, with total costs down 4 per cent on the prior year.

The Group’s underlying loss was £281 million for the period, compared to an underlying profit of £4,194 million in the first six months of 2019, reflecting lower net income and significantly higher impairment charges. Underlying return on tangible equity was marginally negative at 0.7 per cent.

The Group’s balance sheet remains strong. Loans and advances to customers were stable compared to year end at £440 billion. Growth in SME lending, primarily driven by government support schemes, was offset by expected reductions in the mortgage book along with reductions in credit cards and other unsecured lending, where customer activity reduced in the second quarter of 2020. Corporate & Institutional lending remained broadly flat. Customer deposits increased by £29 billion from year end to £441 billion. Retail current accounts growth was significant, in part due to lower levels of customer spending as well as inflows to the Group’s trusted brands. Commercial Banking current account growth reflects our strong customer relationships and SME clients placing government lending onto deposits.

Net income

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2020	2019	Change	2019	Change
	£m	£m	%	£m	%

Net interest income	5,478	6,145	(11)	6,232	(12)
Other income	2,461	3,150	(22)	2,582	(5)
Operating lease depreciation1	(526)	(473)	(11)	(494)	(6)
Net income	7,413	8,822	(16)	8,320	(11)

Banking net interest margin	2.59%	2.90%	(31)bp	2.86%	(27)bp
Average interest-earning banking assets	£433.2bn	£433.3bn	–	£436.1bn	(1)

1	Net of profits on disposal of operating lease assets of £18 million (half-year to 30 June 2019: £14 million; half-year to 31 December 2019: £27 million).

Net income of £7,413 million was 16 per cent lower than in the first half of 2019, with both lower net interest income and lower other income in the period alongside an increase in operating lease depreciation.

Net interest income of £5,478 million was down 11 per cent with a reduction in the banking net interest margin and broadly stable average interest-earning banking assets. The net interest margin reduced by 31 basis points to 2.59 per cent, reflecting the lower rate environment, actions taken to support customers, including free overdrafts, and a change in asset mix partly as a result of reduced levels of customer demand during the coronavirus pandemic. In particular, the net interest margin in the second quarter of 2020 saw a reduction of 39 basis points to 2.40 per cent, including a 21 basis point impact from lower interest rates.

SUMMARY OF GROUP RESULTS (continued)

Average interest-earning banking assets were broadly stable year-on-year at £433 billion with growth due to government backed lending to support corporate clients through the coronavirus crisis, partly offset by lower balances in the closed mortgage book and in credit cards, as well as balance sheet optimisation within Commercial Banking in the second half of 2019. Total average interest-earning banking assets are expected to remain broadly stable at the level of the first half, through the rest of the year.

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 30 June 2020 the Group’s structural hedge had an approved capacity of £190 billion (yet to reflect exceptional deposit growth in the first half of 2020), a nominal balance of £180 billion (31 December 2019: £179 billion; 30 June 2019: £172 billion) and an average duration of around two and a half years (31 December 2019: around three years; 30 June 2019: around three years). The Group generated £1.3 billion of income from the structural hedge balances in the first half of 2020 (half-year to 30 June 2019: £1.3 billion). Within this, the benefit from the hedge to the half-year was £0.6 billion over average LIBOR (half-year to 30 June 2019: £0.5 billion) with a fixed earnings rate of approximately 0.7 per cent over average LIBOR (30 June 2019: 0.6 per cent).

Other income decreased by 22 per cent to £2,461 million. In Retail, a reduction of 9 per cent to £919 million included the continuing impact of a lower Lex fleet size and lower payments revenues following the introduction of coronavirus related lockdown restrictions and corresponding lower levels of customer activity. Within Commercial Banking, other income reduced by 10 per cent to £658 million, primarily driven by lower transaction banking income due to the coronavirus related trading restrictions, with resilience in markets income. Insurance and Wealth was impacted by increased general insurance weather-related claims in February, reduced branch-based sales of general insurance and protection products, and more modest activity in workplace pensions compared to the prior year, partly offset by a one-off c.£90 million benefit from methodology changes in the second quarter. In the first half of 2019, Insurance and Wealth benefited from a £136 million one-off benefit due to the change in investment management provider, a c.£100 million gain arising from longevity assumption changes and the c.£120 million benefit from increased auto-enrolment contributions to workplace pensions. No changes have been made in respect of demographic assumptions (including persistency and longevity) at the half-year. Persistency and longevity assumption changes will be considered in the second half of the year, with the former focusing on potential risk from higher unemployment levels.

Other income includes a gain of £135 million (£181 million in the first half of 2019) on the sale of gilts and other liquid assets, which is not expected to be repeated in the second half of the year. This was largely offset by adverse valuations in the Group's private equity business, Lloyds Development Capital, given market conditions, with a negative revaluation of £110 million recognised in the period. The comparative for the six months to 30 June 2019 included a gain of £50 million relating to the sale of the Group’s interest in Vocalink.

Operating lease depreciation of £526 million, increased by 11 per cent despite a lower Lex fleet size and included a charge to reflect a prudent reassessment of residual values given the economic outlook.

Although customer activity is now starting to recover, the Group expects the impact of economic uncertainty, lower rates, changes in balance sheet mix and fee holidays to continue to impact income for the rest of the year.

Based on the Group’s current economic expectations, the low rate environment and a slow resumption of activity, the Group expects the net interest margin to remain broadly stable on the second quarter level at c.240 basis points for the rest of the year, resulting in a full year margin of c.250 basis points.

SUMMARY OF GROUP RESULTS (continued)

Total costs

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2020	2019	Change	2019	Change
	£m	£m	%	£m	%

Operating costs	3,699	3,906	5	3,969	7
Remediation	177	143	(24)	302	41
Total costs	3,876	4,049	4	4,271	9

Business as usual costs	2,509	2,677	6	2,801	10

Cost:income ratio	52.3%	45.9%	6.4pp	51.3%	1.0pp

Total costs of £3,876 million were 4 per cent lower than in the first half of 2019, driven by a reduction in operating costs.

Operating costs of £3,699 million were 5 per cent lower, despite continued investment in the Group’s digital proposition and coronavirus related costs. Business as usual costs reduced 6 per cent on the prior year driven by continued cost discipline, efficiencies gained through digitalisation and other process improvements, and lower bonus accruals.

Total investment spend in the first half of 2020 amounted to £1.1 billion, down 15 per cent on the prior year, with £0.5 billion relating to strategic investment, taking the cumulative strategic investment since the start of GSR3 to over £2.4 billion. Although the investment spend was carefully managed down in the first half of the year in response to the current operating environment, the Group has continued to prioritise technology and digital projects and will continue to invest through the cycle in the strength of the business.

During the first half of 2020 the Group capitalised c.£0.7 billion of investment spend of which c.£0.5 billion related to intangible assets, which is deducted from capital. Total capitalised spend was equivalent to c.60 per cent of above the line investment, which was in line with prior periods.

Remediation charges were £177 million (half-year to 30 June 2019: £143 million) and included additional charges of £90 million in the second quarter relating to a number of items across existing programmes, including the Group’s response to the Cranston review in relation to HBOS Reading. During the period the Group paid a fine of £64 million in relation to mortgage arrears handling, which had largely been provided for in 2019.

The Group’s cost:income ratio of 52.3 per cent was higher than in the first half of 2019, having been impacted by lower net income in the period to 30 June 2020.

The Group’s market leading efficiency remains more important than ever and continues to provide competitive advantage. The focus on cost discipline will continue. The Group tailors its approach to strategic investment to reflect changes in the operating environment, targeting opportunities for the long-term strength of the business. Sustainable underlying cost focus will continue in the second half of the year and as a result operating costs are expected to be below £7.6 billion in 2020.

SUMMARY OF GROUP RESULTS (continued)

Impairment

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2020	2019	Change	2019	Change
	£m	£m		£m

Impairment charge	3,818	579		712
Asset quality ratio	1.73%	0.26%	147bp	0.31%	142bp
Gross asset quality ratio	1.77%	0.34%	143bp	0.40%	137bp

	At 30 June	At 30 June		At 31 Dec
	20201	20191	Change	20191	Change
	£m	£m	%	£m	%

Stage 2 gross loans and advances to customers	67,858	40,272	68	38,440	77
Stage 2 loans and advances to customers as % of total	13.4%	8.1%	5.3pp	7.7%	5.7pp
Stage 2 ECL2 allowances	2,817	1,449	94	1,423	98
Stage 2 ECL2 allowances as % of Stage 2 drawn balances	4.2%	3.6%	0.6pp	3.7%	0.5pp

Stage 3 loans and advances to customers	9,538	9,616	(1)	8,754	9
Stage 3 loans and advances to customers as a % of total	1.9%	1.9%	–	1.8%	0.1pp
Stage 3 ECL2 allowances	2,763	2,149	29	1,922	44
Stage 3 ECL2 allowances as % of Stage 3 drawn balances3	29.6%	23.0%	6.6pp	22.5%	7.1pp

Total loans and advances to customers	508,076	499,124	2	498,805	2
Total ECL2 allowances	7,186	4,337	66	4,142	73
Total ECL2 allowances as % of drawn balances	1.4%	0.9%	0.5pp	0.8%	0.6pp

1	Underlying basis.
2	Expected credit loss.
3	Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Retail of £206 million (30 June 2019: £260 million; 31 December 2019: £205 million).

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2020	2019	Change	2019	Change
	£m	£m	%	£m	%

Charges pre-updated multiple economic scenarios
Retail	578	556	(4)	482	(20)
Commercial Banking	206	65		241	15
Other	4	(42)		(11)
	788	579	(36)	712	(11)
Coronavirus impacted restructuring cases1	432	–		–
Updated economic outlook
Retail	1,517	–		–
Commercial Banking	881	–		–
Other	200	–		–
	2,598	–		–
Impairment charge	3,818	579		712

1
Additional charges made during the first half of 2020 on cases subject to restructuring at the end of 2019, where the coronavirus pandemic is considered to have had a direct affect upon the recovery strategy.

SUMMARY OF GROUP RESULTS (continued)

The impairment charge increased significantly in the first six months of the year to £3,818 million (half-year to 30 June 2019: £579 million) with an additional charge of £2,388 million taken in the second quarter primarily reflecting further deterioration in the economic outlook. Impairment provisions reflect the net impact of economic scenarios and Government support programmes with the increase on prior year of more than £3 billion building additional balance sheet resilience.

Observed credit quality remains robust with arrears and defaults remaining low. The Group recognises that this is likely to be influenced by the temporary support provided, including payment holidays and furlough arrangements. The expected credit loss (ECL) allowances of £7.2 billion as at 30 June 2020 assumes additional losses will emerge as the support subsides.

The Group’s stock of ECL allowances has increased by over £3 billion to £7.2 billion, and as a percentage of drawn balances increased to 1.4 per cent from 0.8 per cent since 31 December 2019. As referenced, the Group’s outlook and IFRS 9 base case economic scenario used to calculate ECL have been updated to reflect revised economic assumptions, which take into account the Group’s best estimate of the impact of the coronavirus outbreak on the Group’s customer and client base.

The Group’s ECL allowance continues to reflect a probability weighted view of future economic scenarios including a 30 per cent weighting of base case, upside and downside and a 10 per cent weighting of severe downside, although all scenarios have deteriorated significantly since the year end. The base case upon which these scenarios are built assumes unemployment rate reaches 9.0 per cent in the fourth quarter of 2020 and more sustained reductions in asset prices. Given the weightings attached to scenarios, the ECL represents an uplift of £510 million from the base case ECL.

Judgement has been applied to the model-generated severe downside scenario to recognise the greater levels of uncertainty in the short-term economic outlook and therefore a greater severity of potential adverse shocks from the base case. In this scenario, this results in a peak unemployment rate of 12.5 per cent in the second quarter of 2021 and a GDP drop of 17.2 per cent in 2020. The impact of this adjustment has been estimated at portfolio level but outside the core IFRS 9 process and as such is reflected as a central overlay of £200 million, reflecting an estimated £2 billion higher ECL provision within the severe downside scenario.

The Group’s net asset quality ratio was 173 basis points compared with 26 basis points in the first half of 2019, largely driven by increases in ECL (36 basis points excluding the updated economic assumptions and coronavirus-impacted restructuring cases).

Stage 2 loans and advances to customers increased by £29.4 billion, up 5.7 percentage points to 13.4 per cent as a percentage of total lending, reflecting the deterioration of the Group’s forward looking economic assumptions, whilst Stage 3 loans and advances were broadly stable at 1.9 per cent. In the absence of other credit risk indicators, the granting of payment holidays for COVID-19 related requests is not in and of itself an indication of a significant increase in credit risk and therefore will not automatically result in a customer balance moving from Stage 1 to Stage 2. For the duration of the payment holiday the Group continues to recognise interest income on an effective interest rate basis. The Group’s coverage of Stage 2 assets increased to 4.2 per cent whilst coverage of Stage 3 assets increased from 22.5 per cent to 29.6 per cent.

Overall the Group’s loan portfolio continues to be well positioned, reflecting a prudent, through the cycle approach to credit risk and high levels of security. The Retail portfolio is heavily weighted to high quality mortgage lending where improved loan to values provide security against potential risks. The prime consumer finance portfolio also benefits from high quality growth and the Group’s prudent risk appetite. The commercial portfolio reflects a diverse client base with limited exposure to the most vulnerable sectors affected by the coronavirus outbreak. Within Commercial, the Group’s management of concentration risk includes single name and country limits as well as controls over the overall exposure to certain higher risk and vulnerable sectors and asset classes.

SUMMARY OF GROUP RESULTS (continued)

In the Retail secured book, credit performance remains strong with the average mortgage loan to value improving slightly to 44.0 per cent (31 December 2019: 44.9 per cent). New business average loan to value was 63.0 per cent and around 90 per cent of the portfolio has a loan to value ratio of less than 80 per cent. New to arrears as a proportion of the total mortgage book remains low. The impairment charge for the first half of 2020 was £603 million, compared with a £38 million release for the same period in 2019, largely as a result of the change to economic outlook, and impacting the second quarter in particular given the additional reduction in house price forecasts.

The impairment charge in the credit card book increased by £389 million to £656 million in the first half of 2020, largely due to updates to the Group’s economic outlook (£487 million of the charge). Coverage for credit card lending increased to 6.3 per cent (31 December 2019: 3.4 per cent); including coverage of 43.9 per cent on the Stage 3 cards portfolio, which employs a proactive charge off policy at 4 months in arrears. While the credit card portfolios were the last to receive payment holidays, the Group has seen a large uptake in the second quarter of 2020, which has resulted in very low levels of flows into arrears.

The motor finance portfolio continues to benefit from a prudent approach to residual values at origination and reassessment of provisions through the loan lifecycle. The impairment charge increased to £241 million for the first half of 2020, compared to £104 million for the same period in 2019 and coverage for the portfolio increased to 3.6 per cent (31 December 2019: 2.4 per cent). This reflects the impact of the updated economic outlook on anticipated levels of defaults and the severity of losses given anticipated reductions in used car prices. In addition to credit risk, this coverage also includes a specific provision for residual value risk on returned vehicles of £191 million as at 30 June 2020, £10 million lower than the provision held as at 31 December 2019. In relation to this residual value risk, no material charge was needed in the first half of this year, with sufficient provision already raised to accommodate the expected temporary price volatility in the automotive market.

The Commercial Banking impairment charge in the first six months increased significantly to £1,519 million compared with £65 million in the first half of 2019, with the ECL provision stock increasing by £1.4 billion to £2.7 billion at 30 June 2020. The increased impairment charge largely reflects the updates to the economic outlook, with a charge of £881 million. Additional charges of £432 million were raised against a small number of existing Stage 3 large corporate restructuring cases in the BSU where the coronavirus pandemic has hampered the client’s existing recovery strategy. The Commercial Banking impairment charge pre revised economic outlook and before the existing restructuring cases was £206 million.

Further detail on the impairment charge by division and product can be found on page 38.

Significant uncertainty in the economic outlook remains and the extent of the annual impairment charge will depend on the severity and the duration of the economic shock experienced in the UK. The Group has increased provisions by over £3 billion in the period, largely for assets that have not currently defaulted.

Assuming current economic assumptions, the impairment charge is expected to be between £4.5 billion and £5.5 billion for the full year 2020, reflecting additional charges in the second half of 2020 for provisions taken on new assets, future losses on stage 1 assets as the 12 month provision window rolls forward and experience variance.

SUMMARY OF GROUP RESULTS (continued)

Statutory profit

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2020	2019	Change	2019	Change
	£m	£m	%	£m	%

Underlying (loss) / profit	(281)	4,194		3,337
Restructuring	(133)	(182)	27	(289)	54
Volatility and other items
Market volatility and asset sales	(43)	(296)		422
Amortisation of purchased intangibles	(34)	(34)	–	(34)	–
Fair value unwind and other	(111)	(135)	18	(140)	21
	(188)	(465)	60	248
Payment protection insurance provision	–	(650)	100	(1,800)	100
Statutory (loss) / profit before tax	(602)	2,897		1,496
Tax credit / (expense)	621	(672)		(715)
Statutory profit after tax	19	2,225	(99)	781	(98)

(Loss) / earnings per share	(0.3)p	2.7p		0.8p
Return on tangible equity	0.1%	11.5%	(11.4)pp	4.0%	(3.9)pp

Further information on the reconciliation of underlying to statutory results is included on page 32.

The Group’s statutory profit after tax of £19 million was impacted by lower income and a significantly increased impairment charge of £3,818 million given the revised economic outlook.

Restructuring costs of £133 million were down 27 per cent compared to the first half of 2019 mainly driven by the completion of MBNA integration and lower severance costs relating to the Group’s strategic investment plans. The latter was in part due to the deferral of redundancy programmes given the coronavirus pandemic.

Market volatility and asset sales of £43 million included £370 million of negative insurance volatility, largely driven by falling equity markets and widening corporate bond credit spreads, partly offset by positive banking volatility of £308 million, primarily reflecting exchange rate movements. The comparatives for the first half of 2019 include a one-off charge for exiting the Standard Life Aberdeen investment management agreement.

Amortisation of purchased intangibles was flat at £34 million. Fair value unwind and other items reduced to £111 million (half-year to 2019: £135 million) reflecting the run down of subordinated liabilities acquired during the HBOS acquisition.

No further provision has been taken for PPI in the first half of 2020. Good progress has been made with the review of PPI information requests received and the conversion rate remains low and consistent with the provision assumption of around 10 per cent, albeit operations have been impacted by the coronavirus pandemic in the second quarter. The unutilised provision at 30 June 2020 was £745 million.

SUMMARY OF GROUP RESULTS (continued)

Taxation

The Group recognised a tax credit of £621 million in the period, primarily as a result of statutory losses and an uplift in the value of deferred tax assets of £354 million following the announcement by the Government that it would maintain the corporation tax rate at 19 per cent, which was substantively enacted on 17 March 2020.

Return on tangible equity

The return on tangible equity was 0.1 per cent and the underlying return on tangible equity was a negative 0.7 per cent.

Balance sheet

	At 30 June	At 31 Mar	Change	At 30 June	Change	At 31 Dec	Change
	2020	2020	%	2019	%	2019	%

Loans and advances to customers1	£440bn	£443bn	(1)	£441bn	–	£440bn	–
Customer deposits2	£441bn	£428bn	3	£418bn	6	£412bn	7
Loan to deposit ratio	100%	103%	(3)pp	106%	(6)pp	107%	(7)pp

Wholesale funding3	£125bn	£126bn	(1)	£126bn	(1)	£124bn	1
Wholesale funding <1 year maturity3	£40bn	£39bn	3	£39bn	2	£39bn	2
Of which money-market funding <1 year maturity3	£26bn	£26bn	(1)	£27bn	(4)	£25bn	4
Liquidity coverage ratio - eligible assets4	£138bn	£132bn	5	£132bn	4	£131bn	5
Liquidity coverage ratio5	140%	138%	2pp	132%	8pp	137%	3pp

1	Excludes reverse repos of £61.1 billion (31 March 2020: £55.2 billion; 30 June 2019: £54.1 billion; 31 December 2019: £54.6 billion).
2	Excludes repos of £12.3 billion (31 March 2020: £9.4 billion; 30 June 2019: £4.1 billion; 31 December 2019: £9.5 billion).
3	Excludes balances relating to margins of £6.9 billion (31 December 2019: £4.2 billion).
4	Eligible assets are calculated as a simple average of month end observations over the previous 12 months.
5	The Liquidity coverage ratio is calculated as a simple average of month end observations over the previous 12 months.

Loans and advances to customers were stable compared to year end at £440 billion. Corporate & Institutional lending was broadly flat, while SME lending, primarily driven by government support schemes, increased. This growth was offset by expected reductions in the mortgage book along with reductions in credit cards and other unsecured lending, given reduced customer activity in the second quarter of 2020. In the second quarter, loans and advances to customers decreased by £3 billion from £443 billion at 31 March 2020 as repayments of revolving credit facilities in Commercial Banking and reductions in mortgage and consumer finance balances more than offset new government supported lending within SME.

In the first half of the year, Commercial Banking has focused on supporting SME clients through the access to government lending schemes and providing access to liquidity facilities for Corporate and Institutional clients. SME balances have increased 20 per cent (£6 billion) over the last six months as clients made use of the government backed lending schemes to safeguard their cash flow in response to the coronavirus lockdown. Bounce Back Loans granted currently total £7.3 billion, including to Retail Business Banking customers. Lending to Corporate and Institutional clients increased 1 per cent over the last six months with a significant draw down of facilities in response to the coronavirus outbreak in the first quarter largely reversed in the second quarter as other sources of funding became available.

The Group has seen some signs of recovery in activity levels since the middle of the second quarter in its core markets, mainly in Retail, with a gradual pick-up in consumer spending and re-opening of the housing market as the social distancing measures were eased.

In mortgages, application levels have rebounded, with June volumes outperforming the same period last year. Also, in motor finance, new business levels rose strongly in June as car dealerships reopened. However, it remains unclear whether this is a sustainable development or reflects pent up demand. In cards, whilst consumer spending levels have begun to recover slightly in the second quarter, the demand for new credit cards remains subdued, reinforced by credit tightening.

SUMMARY OF GROUP RESULTS (continued)

At the same time, in Commercial Banking, transaction and payment volumes have increased as the economy has started to reopen but currently remain below pre-lockdown levels.

Activity levels in Insurance and Wealth remain subdued. It is too early to estimate the timing and speed at which activity will recover, or the long term economic impact of the pandemic. This may become clearer in the second-half of the year.

Customer deposits increased by £13 billion in the quarter to 30 June 2020 with a 10 per cent increase in Retail current accounts as a result of reduced consumer spending during the coronavirus lockdown period and reflecting the strength of the Group’s trusted brands, and a 28 per cent increase in Commercial current accounts partly due to SME clients placing government lending balances onto deposits. This was partly offset by a reduction in Commercial deposits as corporate clients repaid revolving credit facilities and moved term deposits to more liquid current accounts.

The Group has maintained its strong funding and liquidity position with a liquidity coverage ratio (LCR) of 140 per cent (based on a 12 month rolling average). In addition to its liquid asset buffer averaging £137.5 billion over the last 12 months, the Group has a significant amount of pre-positioned collateral eligible for use in a range of central bank facilities, including the Bank of England’s Term Funding Scheme with additional incentives for SMEs (TFSME) against which £1 billion of funds have been drawn down as at 30 June 2020.

The Group continues to access wholesale funding markets across a variety of currencies and markets to maintain a stable and diverse source of funds. Despite the more challenging funding conditions around the end of the first quarter, the Group has seen strong demand in a number of public issuances, and completed £8.5 billion of funding in the first half of 2020 across the Group’s main issuing entities. In addition, the Group has been active in offering liquidity to investors through buyback activity, whilst maintaining a prudent approach to managing funding and liquidity with term funding buyback volumes of £5.6 billion in the first half of 2020. Overall, total wholesale funding increased slightly to £125.1 billion as at 30 June 2020 (31 December 2019: £124.2 billion).

The Group’s credit ratings continue to reflect the resilience of the Group’s business model and the strength of the balance sheet. In March, Fitch revised the outlooks on all the Group’s rated entities, alongside the majority of other UK banks, to Negative, citing concerns around the coronavirus pandemic. In addition, Fitch upgraded the Senior Unsecured rating of Lloyds Bank Corporate Markets to A+. In April, S&P revised the outlook on the Group’s banking entities, alongside the majority of other large UK banks, to Negative, citing the potential earnings pressures arising from the economic and market impact of the coronavirus pandemic. The Negative outlooks that Moody’s assigned on Lloyds Banking Group plc and Lloyds Bank plc, to reflect the weakening of the country’s finances and the potential impact on asset quality and profitability, remain in place.

SUMMARY OF GROUP RESULTS (continued)

Payment holidays1

Retail payment holiday characteristics

	Mortgages	Cards	Loans	Motor
As of 24 July 2020
Total payment holidays granted (000s)	472	299	234	126
Total payment holidays matured (000s)	193	74	145	70
Repaying (%)	72%	74%	67%	59%

1	At 24 July 2020 mortgage maturities exclude c.5,000 St James Place, Intelligent Finance and Tesco portfolio payment holidays; motor finance maturities exclude c.12,000 Lex Autolease payment holidays.

As at 24 July 2020, over 1.1 million retail payment holidays have been granted to help alleviate temporary financial pressure on customers during the crisis, of which around 750,000 are still in force. Payment holidays of up to three months have been granted across a range of retail products including mortgages, personal loans, credit cards and motor finance, with extensions available of up to three months should customers request them. Of the original payment holidays that have matured, 69 per cent have restarted payments.

Mortgages account for the largest proportion of the payment holidays, with a total of around 472,000 granted. As at 24 July, nearly 41 per cent, c.193,000 had matured, with 72 per cent of those having resumed repayments, around 23 per cent having extended their payment holidays and the remainder in early arrears. Customers extending their mortgage payment holidays generally have weaker risk characteristics than those without a payment holiday, however, the average LTV for customers extending their payment holidays remains relatively low at 52 per cent, compared to 42 per cent for customers who have never taken a payment holiday and 44 per cent for the total mortgage book. Approximately 84 per cent, of customers extending their payment holiday, have an LTV of less than 80 per cent.

As indicated, payment holidays have also been granted across all other main consumer finance and unsecured products with c.126,000 in motor finance, c.234,000 in personal loans and c.299,000 on credit cards. Given the payment holidays on other retail products commenced later than for mortgages repayment trends are less developed. However, as outlined in the table above, current experience of maturity of initial payment holidays indicates that a broadly similar number of customers resume payment (74 per cent cards, 67 per cent loans, 59 per cent motor finance). The higher percentage of personal loan and motor finance holidays maturing and slightly lower proportion of customers resuming payment is largely driven by the fact that initial payment holidays were generally for one month before being extended for an additional two months i.e. total of three months.

Across all products, customers who have sought to extend their payment holiday are typically of a lower credit quality and tend to have higher average balances and lower credit scores than customers who have never taken a payment holiday.

The Group continues to recognise interest income for the duration of payment holidays and in the absence of other credit risk indicators, the granting of a coronavirus-related payment holiday does not result in a transfer between stages for the purposes of IFRS 9.

The Group is confident that the modelled ECL is appropriate at portfolio level, adequately covering the potential elevated risk of customers on payment holidays. The £19 billion increase in Stage 2 assets to £51 billion reflects the modelled increase in credit risk and at the end of June 2020 approximately 25 per cent of outstanding Retail payment holidays were in Stage 2, broadly consistent with customers on payment holidays who have not recommenced payment. As a sensitivity, moving all remaining Stage 1 payment holiday customers at June into Stage 2 at the end of June 2020 would drive an estimated additional £0.3 billion ECL charge.

SUMMARY OF GROUP RESULTS (continued)

Capital

	At 30 June	At 30 June	Change	At 31 Dec	Change
	2020	2019	%	2019	%

CET1 ratio1	14.6%	14.0%	0.6pp	13.8%	0.8pp
CET1 ratio pre IFRS 9 transitional relief1,2	13.4%	13.7%	(0.3)pp	13.4%	–
Transitional total capital ratio1	22.3%	21.7%	0.6pp	21.5%	0.8pp
Transitional MREL ratio1	36.8%	32.2%	4.6pp	32.6%	4.2pp
UK leverage ratio1	5.4%	5.1%	0.3pp	5.2%	0.2pp
Risk-weighted assets1	£207bn	£207bn	–	£203bn	2

Shareholders' equity	£43bn	£43bn	(1)	£42bn	3
Tangible net assets per share	51.6p	53.0p	(1.4)p	50.8p	0.8p

1
The CET1, total, MREL and leverage ratios and risk-weighted assets at 30 June 2019 and 31 December 2019 are reported on a pro forma basis, reflecting the dividend paid up by the Insurance business in the subsequent reporting period.

2	CET1 ratio reflecting the full impact of IFRS 9, prior to the application of transitional arrangements for capital that provide relief for the impact of IFRS 9.

Pro forma CET1 ratio at 31 December 2019	13.8%
Banking business underlying capital build excluding impairment charge (bps)	100
Impairment charge (bps)	(153)
Banking business underlying capital build (bps)	(53)
IFRS 9 transitional relief (bps)	79
RWA and other movements (bps)	11
Pensions contributions (bps)	(39)
Reversal of FY 2019 ordinary dividend accrual (bps)	83
CET1 ratio at 30 June 2020	14.6%

The Group’s CET1 capital ratio increased by 81 basis points to 14.6 per cent over the first six months of the year. Underlying capital build before impairment charge of 100 basis points was more than offset by the 153 basis points of impairment charge. Further reductions were incurred for pension contributions (39 basis points reflecting the full 2020 contribution to the Group’s three main defined benefit pension schemes), partially offset by risk-weighted asset and other movements (11 basis points), which included increases related to market movements (17 basis points) and the excess expected loss offset against the increase in impairment provisions (11 basis points) less a reduction of 15 basis points from the increase in underlying risk-weighted assets. However, given the benefit of the in-year IFRS 9 transitional relief (79 basis points) and the reversal of the full year 2019 ordinary dividend (83 basis points), the capital ratio increased to 14.6 per cent.

The Group has applied the IFRS 9 transitional arrangements for capital set out under European capital regulations since 1 January 2018. This provides temporary capital relief for the increase in accounting impairment provisions following the initial implementation of IFRS 9 (‘static’ relief) and subsequent relief for any increases in Stage 1 and Stage 2 expected credit losses (‘dynamic’ relief). Both static relief and dynamic relief amortise over a set transition period. Following recent changes to the regulation, dynamic relief is now based on any increase in Stage 1 and Stage 2 expected credit losses since 1 January 2020. In addition, the amortisation factor for dynamic relief has now been set at 100 per cent for 2020 and 2021 (prior to reducing in stages over subsequent years) thereby mitigating the capital impact of Stage 1 and Stage 2 increases during this period. The transitional arrangements do not cover Stage 3 expected credit losses. It is expected that dynamic relief will reduce materially in the second half of the year and the first half of 2021, as a result of ongoing credit migrations (i.e. movements into Stage 3).

Whilst the net increase in IFRS 9 transitional relief in the first six months of the year amounted to 79 basis points, the Group’s total relief recognised at 30 June 2020 amounted to 116 basis points including the static relief.

SUMMARY OF GROUP RESULTS (continued)

Risk-weighted assets increased by £3.7 billion over the first six months, with a significant increase in the first quarter partially offset by a smaller reduction in the second quarter. The six month increase is largely a result of the impact of credit migrations and retail model calibrations (c.£3.9 billion); regulatory changes resulting from the full implementation of the new securitisation framework (£2.3 billion) partly offset by the impact of the revised SME supporting factor (£1.4 billion); foreign currency impacts and increases in counterparty credit risk and credit valuation adjustment risk (£1.6 billion); and other various movements (£1.7 billion). These increases have been partially offset by the reduction in underlying lending balances (excluding government backed lending schemes that attract limited to no risk-weighted assets) (c.£2 billion) and optimisation activity undertaken in Commercial Banking (c.£2.4 billion).

Going forward, risk-weighted assets will continue to be affected by credit migration and potential movements in the balance sheet. The Group expects some further credit migration in the second half of the year, but this is expected to be largely offset by Commercial Banking optimisation and reduced balances in Retail, resulting in risk-weighted assets at the end of the year to be flat to modestly up compared to the first half of 2020.

During the first half of 2020 the PRA reduced the Group’s Pillar 2A CET1 requirement from 2.6 per cent to 2.3 per cent. The PRA has also concluded its consultation on a proposed reduction in Pillar 2A to partially offset increased CET1 requirements from the UK countercyclical capital buffer rate in normal conditions being set at 2 per cent (currently set at 0 per cent). This is expected to reduce the Group’s Pillar 2A CET1 requirement by a further 0.3 per cent when it becomes effective later this year.

The Board’s view of the ongoing level of CET1 capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties is around 12.5 per cent, plus a management buffer of around 1 per cent.

Following the decision by the PRA to reduce the UK countercyclical capital buffer rate to zero, combined with the Pillar 2A adjustment noted above, the Group’s CET1 capital regulatory requirement has reduced to c.11 per cent and subsequently headroom over requirements has increased.

The transitional total capital ratio increased to 22.3 per cent (31 December 2019: 21.5 per cent on a pro forma basis) and the Group’s transitional minimum requirement for own funds and eligible liabilities (MREL), which came into force on 1 January 2020, is 36.8 per cent (31 December 2019: 32.6 per cent on a pro forma basis). The UK leverage ratio increased to 5.4 per cent.

Tangible net assets per share increased by 0.8 pence to 51.6 pence at 30 June 2020 from 50.8 pence at 31 December 2019. This was largely due to an increase in the net pension asset driven by wider credit spreads in the first quarter and an increase in the Group’s cash flow hedge reserve. In the second quarter of 2020 tangible net assets per share reduced by 5.8 pence as a result of the increased impairment charge and some reversal of the credit spread movements seen in the first quarter.

During 2020 the Group was scheduled to make £798 million of additional deficit contributions to its three main schemes under the current recovery plan with the trustees. These payments were made in full during the first half of the year. The next funding valuation for these schemes, with an effective date of 31 December 2019, is currently in progress and is due to be completed by March 2021.

SUMMARY OF GROUP RESULTS (continued)

Dividend

On 31 March, the Group announced the cancellation of its final 2019 ordinary dividend. This decision was taken by the Board at the specific request of the regulator, the PRA, and was in line with all other major UK listed banks. At that time, the Board also decided, again in line with all other major UK listed banks, that until the end of 2020 the Group will undertake no quarterly or interim dividend payments, accrual of dividends, or share buybacks on ordinary shares. This will help the Group to further serve the needs of businesses and households through the extraordinary challenges presented by the coronavirus crisis.

These are difficult decisions and while the Group recognises the disappointment and frustration this will cause shareholders, in particular those relying on dividends for income, this is a prudent and appropriate response to exceptional circumstances. The Board will decide on any dividend distributions or buybacks on ordinary shares in respect of 2020 at year end, in line with the approved dividend policy.

Outlook

There have been early signs of recovery in the Group’s core markets, especially within the personal customer segment, but the outlook remains highly uncertain and the impact of lower rates and economic fragility will continue for at least the rest of the year. The Group’s updated 2020 guidance reflects the proactive response to the challenging economic environment and is based on the Group’s recently revised current economic assumptions which have deteriorated since the first quarter.

●
Net interest margin expected to remain broadly stable on the second quarter level at c.240 basis points for the rest of the year resulting in a full year margin of c.250 basis points

●
Operating costs to be below £7.6 billion

●
Impairment expected to be between £4.5 billion and £5.5 billion

●
Risk-weighted assets expected to be flat to modestly up compared to the first half of 2020

Although the economic outlook remains uncertain, the Group’s financial strength and business model will ensure that it can continue to support its customers and help Britain recover. This is fully aligned with the Group’s long term strategic objectives, the position of the franchise and the interests of our shareholders.

UNDERLYING BASIS SEGMENTAL ANALYSIS

Half-year to 30 June 2020
		Commercial	Insurance	Central
	Retail	Banking	and Wealth	items	Group
	£m	£m	£m	£m	£m

Net interest income	4,233	1,222	14	9	5,478
Other income	919	658	853	31	2,461
Operating lease depreciation	(518)	(8)	–	–	(526)
Net income	4,634	1,872	867	40	7,413
Operating costs	(2,277)	(906)	(459)	(57)	(3,699)
Remediation	(50)	(115)	(19)	7	(177)
Total costs	(2,327)	(1,021)	(478)	(50)	(3,876)
Trading surplus	2,307	851	389	(10)	3,537
Impairment	(2,095)	(1,519)	(10)	(194)	(3,818)
Underlying profit / (loss)	212	(668)	379	(204)	(281)

Banking net interest margin	2.59%	2.92%			2.59%
Average interest-earning banking assets	£342.3bn	£90.0bn	£0.9bn	–	£433.2bn
Asset quality ratio	1.23%	3.12%			1.73%
Return on risk-weighted assets	0.43%	(1.70)%			(0.27)%
Loans and advances to customers1	£341.0bn	£96.0bn	£0.9bn	£2.5bn	£440.4bn
Customer deposits2	£272.2bn	£154.5bn	£13.5bn	£0.9bn	£441.1bn
Risk-weighted assets	£99.4bn	£78.4bn	£1.3bn	£28.0bn	£207.1bn

Half-year to 30 June 2019
		Commercial	Insurance	Central
	Retail3	Banking3	and Wealth3	items3	Group
	£m	£m	£m	£m	£m

Net interest income	4,561	1,449	40	95	6,145
Other income	1,009	731	1,183	227	3,150
Operating lease depreciation	(461)	(12)	–	–	(473)
Net income	5,109	2,168	1,223	322	8,822
Operating costs	(2,328)	(1,031)	(539)	(8)	(3,906)
Remediation	(48)	(90)	(25)	20	(143)
Total costs	(2,376)	(1,121)	(564)	12	(4,049)
Trading surplus	2,733	1,047	659	334	4,773
Impairment	(556)	(65)	–	42	(579)
Underlying profit	2,177	982	659	376	4,194

Banking net interest margin	2.79%	3.24%			2.90%
Average interest-earning banking assets	£340.1bn	£92.3bn	£0.9bn	–	£433.3bn
Asset quality ratio	0.33%	0.13%			0.26%
Return on risk-weighted assets	4.64%	2.33%			4.09%
Loans and advances to customers1	£338.4bn	£99.8bn	£0.9bn	£1.9bn	£441.0bn
Customer deposits2	£253.5bn	£149.5bn	£13.8bn	£0.8bn	£417.6bn
Risk-weighted assets	£95.8bn	£83.0bn	£1.3bn	£26.4bn	£206.5bn

1	Excludes reverse repos.
2	Excludes repos.
3
Restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail. Segmental net interest income also restated to reflect the Group’s adoption of the Sterling Overnight Index Average (SONIA).

UNDERLYING BASIS SEGMENTAL ANALYSIS (continued)

Half-year to 31 December 2019
		Commercial	Insurance	Central
	Retail1	Banking1	and Wealth1	items1	Group
	£m	£m	£m	£m	£m

Net interest income	4,623	1,443	37	129	6,232
Other income	1,010	686	838	48	2,582
Operating lease depreciation	(485)	(9)	–	–	(494)
Net income	5,148	2,120	875	177	8,320
Operating costs	(2,440)	(1,042)	(443)	(44)	(3,969)
Remediation	(190)	(65)	(25)	(22)	(302)
Total costs	(2,630)	(1,107)	(468)	(66)	(4,271)
Trading surplus	2,518	1,013	407	111	4,049
Impairment	(482)	(241)	–	11	(712)
Underlying profit	2,036	772	407	122	3,337

Banking net interest margin	2.76%	3.20%			2.86%
Average interest-earning banking assets	£343.7bn	£91.5bn	£0.9bn	–	£436.1bn
Asset quality ratio	0.28%	0.46%			0.31%
Return on risk-weighted assets	4.14%	1.89%			3.21%
Loans and advances to customers2	£342.6bn	£95.2bn	£0.9bn	£1.7bn	£440.4bn
Customer deposits3	£253.2bn	£144.0bn	£13.7bn	£0.9bn	£411.8bn
Risk-weighted assets	£98.4bn	£77.4bn	£1.3bn	£26.3bn	£203.4bn

1
Restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail. Segmental net interest income also restated to reflect the Group’s adoption of the Sterling Overnight Index Average (SONIA).

2	Excludes reverse repos.
3	Excludes repos.

#
DIVISIONAL RESULTS
RETAIL

Retail offers a broad range of financial service products to personal and business banking customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver value, and by providing customers with choice, flexibility and propositions increasingly personalised to their needs. Retail operates a multi-brand and multi-channel strategy. It continues to simplify its business enhancing customer journeys and helping to improve service levels and reduce conduct risks, whilst working within a prudent risk appetite.

COVID-19 response

●
Flexible and sensitive treatment of customers with over 1.1 million payment holidays granted across mortgages, credit cards, unsecured loans and motor finance, whilst removing fees for missed payments

●
Implementation of safeguarding measures across the UK’s largest branch network to protect customers and colleagues, with around 90 per cent of branches remaining open during lockdown and ATM availability exceeding 95 per cent

●
Over 440,000 calls from NHS workers and over 70s customers handled through dedicated telephone lines, and partnership with ‘We Are Digital’ to support vulnerable customers get online

●
Over 120 million proactive letters, emails and SMS messages sent to customers outlining available support with over 600,000 proactive outbound calls to vulnerable and elderly customers

●
£500 interest free overdraft buffer was automatically made available to over 9 million customers

●
Around 19,000 colleagues able to work from home with over 12,000 laptops distributed to colleagues. Over 1,000 colleagues redeployed to coronavirus related activities to support customer based demand

Progress against strategic priorities

Leading customer experience
●
UK’s largest digital bank with 17 million active digital customers, with daily logins now exceeding 11 million, up 12 per cent on prior year. Digital net promoter score of 69, an all-time high, with improvement of 8 per cent in year

●
Supporting first time buyers with over £30 billion of lending since 2017, ahead of target with £5 billion in first half of 2020

●
First bank to launch confirmation of payee for online banking, helping keep customers safe against Authorised Push Payment scam ahead of industry adoption deadline, with over 20 million name checks already carried out

Digitising the Group
●
Increased cheque scanning limit to £1,000, with over 80 per cent rise in number of cheques being deposited, and increased contactless card limit to £45, contributing to additional 29 million contactless transactions since 1 April

Maximising Group capabilities
●
Launched Scottish Widows branded equity release mortgage in collaboration with Insurance & Wealth, enabling customers to use equity in their home to help their family onto housing ladder and/or supplementing retirement income

Financial performance

●
Net interest income 7 per cent lower with the continued reduction of mortgage reversionary book, lower overdraft income including the impact of £500 interest free buffer to support customers, partly offset by lower funding costs

●
Other income reduced 9 per cent with lower payments revenues and continued impact of a lower Lex fleet size, whilst operating lease depreciation included a charge to reflect a reassessment of residual values

●
Operating costs were 2 per cent lower, with efficiency savings and lower investment spend, more than offsetting an increase in costs relating to response of the coronavirus outbreak. Remediation remained broadly flat

●
Impairment increased significantly to £2,095 million, primarily reflecting a material deterioration in the economic outlook

●
Customer lending broadly flat with expected reductions in the mortgage book and lower unsecured balances as customer activity reduced, partly offset by support for business banking customers with government schemes

●
Customer deposits increased by 8 per cent from growth in current accounts and relationship savings given lower spend activity and increased Bounce Back Loan driven deposits. Low margin tactical savings continued to decrease

●
Risk-weighted assets increased 1 per cent driven by impacts of risk profile changes partly offset by lower balances

Retail performance summary

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2020	20191	Change	20191	Change
	£m	£m	%	£m	%

Net interest income	4,233	4,561	(7)	4,623	(8)
Other income	919	1,009	(9)	1,010	(9)
Operating lease depreciation	(518)	(461)	(12)	(485)	(7)
Net income	4,634	5,109	(9)	5,148	(10)
Operating costs	(2,277)	(2,328)	2	(2,440)	7
Remediation	(50)	(48)	(4)	(190)	74
Total costs	(2,327)	(2,376)	2	(2,630)	12
Trading surplus	2,307	2,733	(16)	2,518	8
Impairment	(2,095)	(556)		(482)
Underlying profit	212	2,177	(90)	2,036	(90)

Banking net interest margin	2.59%	2.79%	(20)bp	2.76%	(17)bp
Average interest-earning banking assets	£342.3bn	£340.1bn	1	£343.7bn	–
Asset quality ratio	1.23%	0.33%	90bp	0.28%	95bp
Return on risk-weighted assets	0.43%	4.64%	(421)bp	4.14%	(371)bp

	At 30 June	At 30 June		At 31 Dec
	2020	20191	Change	20191
	£bn	£bn	%	£bn	%

Open mortgage book	267.1	264.9	1	270.1	(1)
Closed mortgage book	17.5	19.8	(12)	18.5	(5)
Credit cards	15.2	17.7	(14)	17.7	(14)
UK unsecured loans	8.2	8.2	–	8.4	(2)
UK motor finance	15.3	15.5	(1)	15.6	(2)
Business Banking	7.0	2.1		2.0
Overdrafts	1.0	1.2	(17)	1.3	(23)
Other2	9.7	9.0	8	9.0	8
Loans and advances to customers	341.0	338.4	1	342.6	–
Operating lease assets	4.1	4.5	(9)	4.3	(5)
Total customer assets	345.1	342.9	1	346.9	(1)

Current Accounts	87.5	76.0	15	76.9	14
Relationship savings3	172.0	162.2	6	163.0	6
Tactical savings	12.7	15.3	(17)	13.3	(5)
Customer deposits	272.2	253.5	7	253.2	8

Risk-weighted assets	99.4	95.8	4	98.4	1

1
Restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail. Also restated to reflect the Group’s adoption of the Sterling Overnight Index Average (SONIA).

2	Includes Europe and run-off.
3	Includes Business Banking.

COMMERCIAL BANKING

Commercial Banking has a client-led, low risk, capital efficient strategy and is committed to supporting UK-based clients and international clients with a link to the UK. Through its segmented client coverage model, it provides clients with a range of products and services such as lending, transaction banking, working capital management, risk management and debt capital markets. Continued investment in capabilities and digital propositions enables the delivery of a leading customer experience, supported by increasingly productive relationship managers, with more time spent on value-adding activity.

COVID-19 response

●
Actively supported clients with over £9 billion of government backed lending, c.33,000 capital repayment holidays, c.20,000 fee-free overdrafts as part of the £2 billion COVID-19 fund to support clients with turnover of up to £100 million

●
Registered as a commercial paper dealer to provide clients with access to the Covid Corporate Financing Facility

●
Implemented an extensive Client Outreach Programme across SME & Mid Corporates in response to the COVID-19 crisis, reaching c.60,000 businesses impacted by the pandemic

●
SME mentoring service launched in partnership with Be The Business to support help clients recover from the pandemic

●
Increased deployment of robotics to automate the loan application process for Bounce Back Loans, allowing the majority of clients to receive funds within 24 hours

●
Upgraded the Business Banking Online Lending Tool to accommodate the Government’s COVID-19 lending schemes, enabling faster decision making and freeing up Relationship Manager time to help customers

●
Redeployed a significant number of colleagues across operational teams to manage client demand and strengthen critical processes during the pandemic

Progress against strategic priorities

Leading customer experience
●
Launched the Business Finance Assistant pilot, an accounting and business insight tool for SMEs, in collaboration with Fintech partner OneUp, helping clients to save time on financial administration and manage finances more effectively

●
Launched a new Green Buildings Tool to inform customers of measures to make their properties more energy efficient

Digitising the Group
●
Over £350 million of payments per month processed through the payables API, a 30-fold increase since the start of the year, allowing clients to send Faster Payments directly from their systems without human intervention

●
Increased the online cheque deposit limit from £1,000 to £2,000, a 40 per cent increase in cheques processed

Maximising Group capabilities
●
Exceeded the Group’s target to provide £6 billion of additional net lending to start-up, SME and Mid Market clients by year end 2020 and on track to meet the committed £18 billion gross new lending to UK businesses for 2020

●
Completed the Bank’s first UK Export Finance backed Export Development Guarantee transaction

Financial performance

●
Net interest income of £1,222 million was down 16 per cent on prior year, reflecting competitive asset markets, lower income on deposits following the bank base rate reduction and ongoing business optimisation

●
Other income decreased by 10 per cent to £658 million primarily driven by lower transaction banking income due to the coronavirus-related trading restrictions, with markets income resilient

●
Operating costs were 12 per cent lower reflecting continued investment in efficiency initiatives

●
Impairments increased significantly to £1,519 million, largely driven by the updated economic outlook, as well as a small number of single name charges

●
Customer lending increased by 1 per cent to £96 billion driven by the increased government backed lending in SME

●
Customer deposits grew by 7 per cent to £155 billion, significantly exceeding lending growth, as customers increased their liquidity positions in uncertain market conditions

●
Risk-weighted assets increased 1 per cent to £78 billion driven by the implementation of the new securitisation framework, credit migrations and exchange rates, offset by the revised SME supporting factor and on-going optimisation

Commercial Banking performance summary

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2020	20191	Change	20191	Change
	£m	£m	%	£m	%

Net interest income	1,222	1,449	(16)	1,443	(15)
Other income	658	731	(10)	686	(4)
Operating lease depreciation	(8)	(12)	33	(9)	11
Net income	1,872	2,168	(14)	2,120	(12)
Operating costs	(906)	(1,031)	12	(1,042)	13
Remediation	(115)	(90)	(28)	(65)	(77)
Total costs	(1,021)	(1,121)	9	(1,107)	8
Trading surplus	851	1,047	(19)	1,013	16
Impairment	(1,519)	(65)		(241)
Underlying (loss) / profit	(668)	982		772

Banking net interest margin	2.92%	3.24%	(32)bp	3.20%	(28)bp
Average interest-earning banking assets	£90.0bn	£92.3bn	(2)	£91.5bn	(2)
Asset quality ratio	3.12%	0.13%	299bp	0.46%	266bp
Return on risk-weighted assets	(1.70)%	2.33%	(403)bp	1.89%	(359)bp

	At 30 June	At 30 June		At 31 Dec
	2020	20191	Change	20191	Change
	£bn	£bn	%	£bn	%

SME	31.4	30.2	4	30.1	4
Mid Corporates	4.6	5.5	(16)	5.3	(13)
Corporate and Institutional	55.0	59.8	(8)	54.6	1
Other	5.0	4.3	16	5.2	(4)
Loans and advances to customers	96.0	99.8	(4)	95.2	1

SME including Retail Business Banking	38.4	32.3	19	32.1	20

Customer deposits	154.5	149.5	3	144.0	7

Current accounts including Retail Business Banking	44.2	34.0	30	34.9	27
Other deposits including Retail Business Banking	133.8	133.2	–	127.6	5

Risk-weighted assets	78.4	83.0	(6)	77.4	1

1
Restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail. Also restated to reflect the Group’s adoption of the Sterling Overnight Index Average (SONIA).

INSURANCE AND WEALTH

Insurance and Wealth offers insurance, investment and wealth management products and services. It supports over 10 million customers with assets under administration of £160 billion and annualised annuity payments in retirement of over £1 billion. The Group continues to invest significantly in the development of the business, with the aims of capturing the considerable opportunities in pensions and financial planning, offering customers a single home for their banking and insurance needs and driving growth across intermediary and relationship channels through a strong distribution model.

COVID-19 response

●
Offered payment holidays on insurance premiums and accelerated claims payments for life and critical illness policyholders to support customers in financial difficulty during the pandemic

●
Supported the NHS by providing free additional insurance cover to its workers and alleviating pressure on GPs by reducing requirements for medical evidence

●
Over 3,700 laptops distributed to colleagues to enable them to work from home and continue to serve customer needs

Progress against strategic initiatives

Leading customer experience
●
Further strengthened presence in the open market for individual annuities since launch in September 2019. Achieved a 14 per cent share of the whole individual annuities market as at 31 March 2020

●
On track to achieve 15 per cent market share of workplace business by end of 2020, up from 10 per cent at start of 2018

●
Launched a new responsible investment and stewardship framework to enhance sustainability practices

●
Scottish Widows won Best Retirement Provider and Best Financial Education Initiative Money Marketing Awards (July)

Digitising the Group
●
Single Customer View expanded to include stockbroking portfolios with over 6 million customers able to access their insurance and wealth products alongside their bank account (up from over 5 million at the end of 2019)

●
Enabled customers to notify us of their home insurance claims online - a significant development in the digital journey

Maximising Group capabilities
●
Completed the transfer of £77 billion of Insurance assets to Schroders

●
Transition of customers to the new Schroders Personal Wealth platform on track. Remain committed to become a top three financial planning business by the end of 2023

Financial performance

●
Life and pensions sales, excluding the non-recurring benefit from workplace auto-enrolment step-ups in 2019, increased by c.15 per cent. New business income, excluding this benefit of c.£120 million from the first half of 2019, was resilient. On a reported basis, life and pension sales and new business income both decreased year on year, by 8 and 28 per cent, respectively. Protection sales were adversely affected by branch traffic as a result of lockdown

●
General insurance combined operating ratio remains strong at 89 per cent despite absorbing additional claims caused by storms in early 2020. Total gross written premiums remain resilient despite the reduction in branch footfall

●
Life and pensions experience and other items decreased by £158 million, where prior year included the £136 million one-off benefit from the change in investment management provider and a c.£100 million gain from longevity assumption changes, whilst the impact of methodology changes in the current period included a c.£90 million benefit. No changes to demographic assumptions (including longevity and persistency) have been made in the first six months of the year

●
The reduction in Wealth income reflects the transfer of business to Schroders Personal Wealth in 2019 (c.£50 million, cost impact was c.£40 million). Stockbroking income more than doubled, with daily average trades increasing over twofold

Insurance capital

●
Estimated Solvency II ratio of 140 per cent, reflects the dividend paid in February, continued investment in new business, and the impact of lower interest rates. Credit asset portfolio is average ‘A’ rated, well diversified and non-cyclical, with less than 1 per cent sub investment grade or unrated; the Group continues to actively monitor and manage the portfolio in light of the potential impact of the COVID-19 pandemic

Insurance and Wealth performance summary

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2020	20191	Change	20191	Change
	£m	£m	%	£m	%

Net interest income	14	40	(65)	37	(62)
Other income	853	1,183	(28)	838	2
Net income	867	1,223	(29)	875	(1)
Operating costs	(459)	(539)	15	(443)	(4)
Remediation	(19)	(25)	24	(25)	24
Total costs	(478)	(564)	15	(468)	(2)
Trading surplus	389	659	(41)	407	(4)
Impairment	(10)	–		–
Underlying profit	379	659	(42)	407	(7)

Life and pensions sales (PVNBP)2	7,880	8,568	(8)	8,947	(12)
General insurance underwritten new GWP3	56	64	(13)	63	(11)
General insurance underwritten total GWP3	327	335	(2)	336	(3)
General insurance combined ratio	89%	80%	9pp	82%	7pp

	At 30 June	At 30 June		At 31 Dec
	2020	2019	Change	2019	Change
	£bn	£bn	%	£bn	%

Insurance Solvency II ratio4	140%	149%	(9)pp	170%	(30)pp
UK Wealth Loans and advances to customers	0.9	0.9	–	0.9	–
UK Wealth Customer deposits	13.5	13.8	(2)	13.7	(1)
UK Wealth Risk-weighted assets	1.3	1.3	–	1.3	–
Total customer assets under administration	159.6	155.0	3	170.0	(6)

Income by product group

	Half-year to 30 June 2020			Half-year to 30 June 2019			Half-year
	New	Existing		New	Existing		to 31 Dec
	business	business	Total	business	business	Total	20191
	£m	£m	£m	£m	£m	£m	£m

Workplace, planning and retirement	121	62	183	245	56	301	206
Individual and bulk annuities	108	41	149	78	34	112	165
Protection	11	10	21	11	12	23	22
Longstanding LP&I	4	175	179	6	191	197	198
	244	288	532	340	293	633	591
Life and pensions experience and other items			72			230	(10)
General insurance			155			179	147
			759			1,042	728
Wealth			108			181	147
Net income			867			1,223	875

1	Restated to reflect the Group’s adoption of the Sterling Overnight Index Average (SONIA).
2	Present value of new business premiums.
3	Gross written premiums.
4	Equivalent regulatory view of ratio (including With Profits funds) was 135 per cent (30 June 2019: 141 per cent; 31 December 2019: 154 per cent).

CENTRAL ITEMS

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2020	20191	Change	20191	Change
	£m	£m	%	£m	%

Net income	40	322	(88)	177	(77)
Operating costs	(57)	(8)		(44)	(30)
Remediation	7	20	(65)	(22)
Total costs	(50)	12		(66)	24
Trading surplus	(10)	334		111
Impairment	(194)	42		11
Underlying (loss) / profit	(204)	376		122

1	Restated to reflect the Group’s adoption of the Sterling Overnight Index Average (SONIA).

Central items includes income and expenditure not attributed to divisions, including the costs of certain central and head office functions, and the Group’s private equity business, Lloyds Development Capital (LDC).

Within net income, the Group’s private equity business, LDC, generating net positive other income, was adversely impacted by c.£110 million of negative market valuations in the period on investments impacted by the coronavirus pandemic. Net income also includes a gain of £135 million on the sale of gilts and other liquid assets, which is not expected to be repeated in the second half of the year, compared with a £181 million gain on sale of such assets in 2019. The net income comparative for the six months to 30 June 2019 included a gain of £50 million relating to the sale of the Group’s interest in Vocalink.

Remediation in the half-year to 30 June 2019 reflected the release of provisions relating to discontinued business.

The impairment charge incurred in the six months to 30 June 2020 included a £200 million central overlay applied in respect of updates to the Group’s severe scenario used to calculate expected credit loss provisions. In the first half of 2019 impairment included releases relating to the reassessment of credit risk associated with debt instruments held within the Group’s equity investment business.

OTHER FINANCIAL INFORMATION

1.
Reconciliation between statutory and underlying basis results

The tables below set out the reconciliation from the statutory results to the underlying basis results, the principles of which are set out on the inside front cover.

		Removal of:
		Volatility
	Statutory	and other	Insurance		Underlying
	basis	items1,2,3	gross up4	PPI	basis
Half-year to 30 June 2020	£m	£m	£m	£m	£m

Net interest income	6,556	54	(1,132)	–	5,478
Other income, net of insurance claims	1,339	104	1,018	–	2,461
Operating lease depreciation		(526)	–	–	(526)
Net income	7,895	(368)	(114)	–	7,413
Operating expenses5	(4,668)	689	103	–	(3,876)
Trading surplus	3,227	321	(11)	–	3,537
Impairment	(3,829)	–	11	–	(3,818)
(Loss) / profit before tax	(602)	321	–	–	(281)

Half-year to 30 June 2019

Net interest income	4,639	203	1,303	–	6,145
Other income, net of insurance claims	4,492	76	(1,418)	–	3,150
Operating lease depreciation		(473)	–	–	(473)
Net income	9,131	(194)	(115)	–	8,822
Operating expenses5	(5,655)	841	115	650	(4,049)
Trading surplus	3,476	647	–	650	4,773
Impairment	(579)	–	–	–	(579)
Profit before tax	2,897	647	–	650	4,194

Half-year to 31 December 2019

Net interest income	5,541	176	515	–	6,232
Other income, net of insurance claims	3,687	(502)	(603)	–	2,582
Operating lease depreciation		(494)	–	–	(494)
Net income	9,228	(820)	(88)	–	8,320
Operating expenses5	(7,015)	856	88	1,800	(4,271)
Trading surplus	2,213	36	–	1,800	4,049
Impairment	(717)	5	–	–	(712)
Profit before tax	1,496	41	–	1,800	3,337

1
Half-year to 30 June 2020 comprises the effects of market volatility and asset sales (losses of £43 million); the amortisation of purchased intangibles (£34 million); restructuring (£133 million, comprising severance related costs, the rationalisation of the non-branch property portfolio, the integration of Zurich’s UK workplace pensions and savings business); and the fair value unwind and other items (losses of £111 million).

2
Half-year to 30 June 2019 comprises the effects of market volatility and asset sales (losses of £296 million); the amortisation of purchased intangibles (£34 million); restructuring (£182 million, comprising severance related costs, the rationalisation of the non-branch property portfolio, the integration of MBNA and Zurich’s UK workplace pensions and savings business); and the fair value unwind and other items (losses of £135 million).

3
Half-year to 31 December 2019 comprises the effects of market volatility and asset sales (gains of £422 million); the amortisation of purchased intangibles (£34 million); restructuring (£289 million, comprising severance related costs, the rationalisation of the non-branch property portfolio, the integration of Zurich’s UK workplace pensions and savings business); and the fair value unwind and other items (losses of £140 million).

4
The Group’s insurance businesses’ income statements include income and expenditure which are attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact in total upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

5	The statutory basis figure is the aggregate of operating costs and operating lease depreciation.
2.
Banking net interest margin and average interest-earning banking assets

	Half-year	Half-year	Half-year
	to 30 June	to 30 June	to 31 Dec
	2020	2019	2019

Group net interest income – statutory basis (£m)	6,556	4,639	5,541
Insurance gross up (£m)	(1,132)	1,303	515
Volatility and other items (£m)	54	203	176
Group net interest income – underlying basis (£m)	5,478	6,145	6,232
Non-banking net interest expense (£m)	110	79	66
Banking net interest income – underlying basis (£m)	5,588	6,224	6,298

Net loans and advances to customers (£bn)1	440.4	441.0	440.4
Impairment provision and fair value adjustments (£bn)	6.6	4.0	3.9
Non-banking items:
Fee-based loans and advances (£bn)	(6.5)	(7.5)	(6.3)
Other non-banking (£bn)	(2.4)	(2.5)	(3.1)
Gross banking loans and advances (£bn)	438.1	435.0	434.9
Averaging (£bn)	(4.9)	(1.7)	1.2
Average interest-earning banking assets (£bn)	433.2	433.3	436.1

Banking net interest margin (%)	2.59	2.90	2.86

1	Excludes reverse repos.

3.
Volatility arising in insurance businesses

Volatility included in the Group’s statutory results before tax comprises the following:

	Half-year	Half-year	Half-year
	to 30 June	to 30 June	to 31 Dec
	2020	2019	2019
	£m	£m	£m

Insurance volatility	(393)	221	9
Policyholder interests volatility	(205)	105	88
Total volatility	(598)	326	97
Insurance hedging arrangements	228	(299)	(48)
Total insurance volatility	(370)	27	49

The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division’s results on the basis of an expected return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.

Insurance volatility movements in the six months to 30 June 2020 were largely driven by significant movements in global equity markets, credit spreads and interest rate movements. Although the Group manages its exposures to equity, interest rate, foreign currency exchange rate, inflation and market movements within the Insurance division, it does so by balancing the importance of managing the impacts on both capital and earnings volatility. For example, equity market movements is hedged within Insurance on a Solvency II capital basis and whilst this also reduces the IFRS earnings exposure to equity market movements, the hedge is not perfect from an IFRS earnings perspective.

4.
Tangible net assets per share

The table below sets out a reconciliation of the Group’s shareholders’ equity to its tangible net assets.

	At 30 June	At 30 June	At 31 Dec
	2020	2019	2019
	£m	£m	£m

Shareholders’ equity	42,734	43,448	41,697
Goodwill	(2,324)	(2,314)	(2,324)
Intangible assets	(3,985)	(3,615)	(3,808)
Purchased value of in-force business	(234)	(255)	(247)
Other, including deferred tax effects	309	203	269
Tangible net assets	36,500	37,467	35,587

Ordinary shares in issue, excluding own shares	70,735m	70,740m	70,031m
Tangible net assets per share	51.6p	53.0p	50.8p

5.
Return on tangible equity

	Half-year	Half-year	Half-year
	to 30 June	to 30 June	to 31 Dec
	2020	2019	2019

Average shareholders' equity (£bn)	43.7	43.6	42.6
Average intangible assets (£bn)	(6.2)	(5.8)	(6.1)
Average tangible equity (£bn)	37.5	37.8	36.5

Underlying (loss) / profit after tax (£m)	(93)	3,160	2,530
Add back amortisation of intangible assets (post tax) (£m)	212	178	186
Less profit attributable to non-controlling interests and other equity holders (£m)	(253)	(283)	(264)
Adjusted underlying (loss) / profit after tax (£m)	(134)	3,055	2,452

Underlying return on tangible equity (%)	(0.7)	16.3	13.3

Group statutory profit after tax (£m)	19	2,225	781
Add back amortisation of intangible assets (post tax) (£m)	212	178	186
Add back amortisation of purchased intangible assets (post tax) (£m)	35	38	36
Less profit attributable to non-controlling interests and other equity holders (£m)	(253)	(283)	(264)
Adjusted statutory profit after tax (£m)	13	2,158	739

Statutory return on tangible equity (%)	0.1	11.5	4.0

RISK MANAGEMENT
PRINCIPAL RISKS AND UNCERTAINTIES

The significant risks faced by the Group are detailed below. There has been no change to the definition of these risks since disclosed in the Group’s 2019 Annual Report and Accounts.

The external risks faced by the Group may also impact the success of delivering against the Group’s long-term strategic objectives. They include, but are not limited to the coronavirus pandemic, global macro-economic conditions, regulatory developments and the exit of the UK from the European Union.

Through the coronavirus pandemic, the Group has offered help and support to customers with a range of measures, for example with payment holidays and government lending schemes, and continues to actively monitor the outcomes to ensure fair customer treatment. The Group has been required to take a series of unprecedented actions to protect colleagues, and has been proactive in limiting the impact with a number of mitigating actions to support their safety and wellbeing. Transition planning, including continued engagement with colleagues, remains a key focus in ensuring that the Group continues to protect colleagues and services to customers as the situation continues to evolve, and that any lessons learned from the pandemic can be embedded into future working practices.

The Group’s key cyber controls have continued to operate effectively during the coronavirus pandemic. During this period, the Group has also enhanced monitoring of key suppliers to protect the services received by the Group and its ability to protect and maintain services to customers. The Group continues to work with the regulators constructively with regular engagement to ensure they are aware of the impacts on, and mitigating actions taken by the Group.

The Group’s principal risks and uncertainties are reviewed and reported regularly to the Board in alignment with the Group’s Enterprise Risk Management Framework and the specific challenges of COVID-19 and proposed responses have been actively discussed.

Climate risk is also being introduced as a new principal risk category, reflecting the focus in this key area, and work already undertaken by the Group.

Change / Execution – The risk that, in delivering the change agenda, the Group fails to ensure compliance with laws and regulation, maintain effective customer service and availability, and/or operate within the Group’s approved risk appetite.

Data – The risk that the Group fails to effectively govern, manage, and control data (including data processed by third party suppliers) leading to unethical decisions, poor customer outcomes, loss of value to the Group and mistrust.

Operational Resilience – The risk that the Group fails to design resilience into business operations, underlying infrastructure and controls (people, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations, and fails to respond in a way which meets customer and stakeholder expectations and needs when the continuity of operations is compromised.

Strategic – The risks which result from strategic plans which do not adequately reflect trends in external factors, ineffective business strategy execution, or failure to respond in a timely manner to external environments or changes in stakeholder behaviours and expectations.

Credit – The risk that parties with whom the Group has contracted, fail to meet their financial obligations (both on and off balance sheet). For example observed, anticipated or unexpected changes in the economic environment could impact profitability due to an increase in delinquency, defaults, write-downs and/or expected credit losses.

Regulatory and Legal – The risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.

RISK MANAGEMENT (continued)

Conduct – The risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss.

Operational – The risk of loss from inadequate or failed internal processes, people and systems, or from external events.

People – The risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.

Insurance Underwriting – The risk of adverse developments in the timing, frequency and severity of claims for insured / underwritten events and in customer behaviour, leading to reductions in earnings and/or value.

Capital – The risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across Lloyds Banking Group.

Funding and Liquidity – Funding risk is the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is the risk that the Group does not have sufficient financial resources to meet commitments when they fall due, or can only secure them at excessive cost.

Governance – The risk that the organisational infrastructure fails to provide robust oversight of decision making and the control mechanisms to ensure strategies and management instructions are implemented effectively.

Market – The risk that the Group’s capital or earnings profile is affected by adverse market rates, in particular interest rates and credit spreads in the banking business, equity, credit spreads and interest rates in the Insurance business, and credit spreads in the Group’s defined benefit pension schemes.

Model – The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application and ongoing operation of models and rating systems.

CREDIT RISK PORTFOLIO

Overview

●
Economic conditions worsened in the first half of 2020 as a result of the coronavirus crisis

●
However, with c.85 per cent of the Group’s lending secured, with robust LTVs, and a prudent approach to credit risk appetite and risk management, the credit portfolios were well positioned ahead of the crisis

●
The Group is actively supporting its customers in these challenging times and continues to offer a range of flexible options and payment holidays across major products as well as lending through the various UK Government support schemes. There is however an expectation of increased arrears and defaults as these various arrangements designed to help alleviate short term financial pressures come to an end

●
Given the challenging external environment and expectations of further economic deterioration, the impairment charge has increased significantly during the first half of 2020 to £3,818 million (half-year to 30 June 2019: £579 million), predominantly driven by updates to the Group’s economic outlook as well as the impact on restructuring cases and single name charges in the Commercial Banking Business Support Unit (BSU). As a result, expected credit loss allowances increased to £7,186 million at 30 June 2020 (31 December 2019: £4,142 million)

●
Stage 2 loans and advances to customers as a percentage of total lending have increased by 5.7 percentage points to 13.4 per cent at 30 June 2020, reflecting the deterioration of the Group’s forward looking economic assumptions (31 December 2019: 7.7 per cent). Stage 2 coverage increased to 4.2 per cent (31 December 2019: 3.7 per cent)

●
Stage 3 loans and advances increased by £784 million to £9,538 million (31 December 2019: £8,754 million), although as a percentage of total lending remained broadly stable at 1.9 per cent (31 December 2019: 1.8 per cent). Stage 3 coverage increased by 7.1 percentage points to 29.6 per cent (31 December 2019: 22.5 per cent) largely driven by additional provisions predominantly raised against historical restructuring cases in Commercial Banking’s BSU and to a lesser extent in Retail, due to the change in the Group’s economic forecast of collateral values for Secured and Motor

●
There are a number of headwinds which have the potential to further impact the portfolios, including uncertainty around future UK and global economic conditions, the risk of a second wave of the virus and further, perhaps deeper, measures worsening the economy and the financial health of the Group’s customers. Outside of these, the possibility still remains of no-deal at the end of the transition period of the UK exit from the European Union

●
In the context of numerous uncertainties, the Group’s risk appetite and risk management approach continues to help ensure the Group takes timely and proactive actions

Low risk culture and prudent risk appetite

●
The Group continues to take a prudent approach to credit risk with robust credit quality and affordability controls and a prudent through the cycle credit risk appetite

●
Providing support under the UK Government schemes does however mean that in certain circumstances, for example lending under the Coronavirus Business Interruption Loan Scheme (CBILS), which is 80 per cent UK Government guaranteed, the Group has extended its lending risk appetite in line with the scheme guidelines

●
The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of financial difficulty

●
The Group continues to work closely with its customers and clients to ensure they receive the appropriate level of support, including where payment holidays are maturing

●
Sector concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product controls help manage exposure to certain higher risks, vulnerable sectors and asset classes

CREDIT RISK PORTFOLIO (continued)

Impairment charge by division

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2020	2019	Change	2019	Change
	£m	£m	%	£m	%
Retail:
Secured	603	(38)		(130)
Credit Cards	656	267	146	236	178
UK Motor Finance	241	104	132	99	143
Other	595	223	167	277	115
	2,095	556	277	482	335
Commercial Banking:
SME	257	(48)		(17)
Other	1,262	113	1,017	258	389
	1,519	65	2,237	241	530
Insurance and Wealth	10	–		–
Central items	194	(42)		(11)
Total impairment charge	3,818	579	559	712	436

Asset quality ratio	1.73%	0.26%	147bp	0.31%	142bp
Gross asset quality ratio	1.77%	0.34%	143bp	0.40%	137bp

Credit risk basis of presentation

The analyses which follow have been presented on two bases; the statutory basis which is consistent with the presentation in the Group’s accounts and the underlying basis which is used for internal management purposes. Reconciliations between the two bases have been provided on page 43.

In the following statutory basis tables, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. The residual expected credit loss (ECL) allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses will be crystallised.

The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances because it provides a better indication of the credit performance of the POCI assets purchased as part of the HBOS acquisition. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly.

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers – statutory basis

						Stage 2	Stage 3
	Total	Stage 1	Stage 2	Stage 3	POCI	as %	as %
At 30 June 2020	£m	£m	£m	£m	£m	Total	Total

Retail:
Secured	285,727	236,577	34,307	1,800	13,043	12.0	0.6
Credit Cards	15,895	13,439	2,088	368	–	13.1	2.3
UK Motor Finance	15,830	12,674	2,920	236	–	18.4	1.5
Other1	26,780	24,239	2,061	480	–	7.7	1.8
	344,232	286,929	41,376	2,884	13,043	12.0	0.8
Commercial Banking:
SME	31,769	25,742	5,181	846	–	16.3	2.7
Other	66,841	52,320	11,559	2,962	–	17.3	4.4
	98,610	78,062	16,740	3,808	–	17.0	3.9
Insurance and Wealth	871	765	23	83	–	2.6	9.5
Central items	63,781	63,773	–	8	–	–	–
Total gross lending	507,494	429,529	58,139	6,783	13,043	11.5	1.3
ECL allowance on drawn balances	(5,986)	(1,332)	(2,168)	(2,161)	(325)
Net balance sheet carrying value	501,508	428,197	55,971	4,622	12,718

ECL allowance (drawn and undrawn) as a percentage of gross lending (%)2	1.3	0.4	4.1	33.4

1	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.
2
Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Credit Cards of £77 million and £129 million in Loans, Overdrafts and Business Banking within Retail other.

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers – statutory basis (continued)

						Stage 2	Stage 3
	Total	Stage 1	Stage 2	Stage 3	POCI	as %	as %
At 31 December 20191	£m	£m	£m	£m	£m	Total	Total

Retail:
Secured	289,198	257,043	16,935	1,506	13,714	5.9	0.5
Credit Cards	18,198	16,132	1,681	385	–	9.2	2.1
UK Motor Finance	15,976	13,884	1,942	150	–	12.2	0.9
Other2	21,111	18,692	1,976	443	–	9.4	2.1
	344,483	305,751	22,534	2,484	13,714	6.5	0.7
Commercial Banking:
SME	30,433	27,206	2,507	720	–	8.2	2.4
Other	66,065	59,868	3,470	2,727	–	5.3	4.1
	96,498	87,074	5,977	3,447	–	6.2	3.6
Insurance and Wealth	862	753	32	77	–	3.7	8.9
Central items	56,404	56,397	–	7	–	–	–
Total gross lending	498,247	449,975	28,543	6,015	13,714	5.7	1.2
ECL allowance on drawn balances	(3,259)	(675)	(995)	(1,447)	(142)
Net balance sheet carrying value	494,988	449,300	27,548	4,568	13,572

ECL allowance (drawn and undrawn) as a percentage of gross lending (%)3	0.7	0.2	3.8	25.0	1.0

1	Restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail.
2	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.
3
Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Credit Cards of £80 million and £125 million in Loans, Overdrafts and Business Banking within Retail other.

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers – underlying basis

					Stage 2	Stage 3
	Total	Stage 1	Stage 2	Stage 3	as %	as %
At 30 June 20201	£m	£m	£m	£m	Total	Total

Retail:
Secured	286,379	237,787	44,035	4,557	15.4	1.6
Credit Cards	15,825	13,380	2,079	366	13.1	2.3
UK Motor Finance	15,830	12,674	2,920	236	18.4	1.5
Other2	26,780	24,239	2,061	480	7.7	1.8
	344,814	288,080	51,095	5,639	14.8	1.6
Commercial Banking:
SME	31,769	25,742	5,181	846	16.3	2.7
Other	66,841	52,320	11,559	2,962	17.3	4.4
	98,610	78,062	16,740	3,808	17.0	3.9
Insurance and Wealth	871	765	23	83	2.6	9.5
Central items	63,781	63,773	–	8	–	–
Total gross lending	508,076	430,680	67,858	9,538	13.4	1.9
ECL allowance on drawn balances	(6,685)	(1,355)	(2,602)	(2,728)
Net balance sheet carrying value	501,391	429,325	65,256	6,810

ECL allowance (drawn and undrawn) as a percentage of gross lending (%)3	1.4	0.4	4.2	29.6

1	These balances exclude the impact of the HBOS and MBNA acquisition related adjustments.
2	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.
3
Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Credit Cards of £77 million and £129 million in Loans, Overdrafts and Business Banking within Retail other.

CREDIT RISK PORTFOLIO (continued)

Group loans and advances to customers – underlying basis (continued)

					Stage 2	Stage 3
	Total	Stage 1	Stage 2	Stage 3	as %	as %
At 31 December 20191,2	£m	£m	£m	£m	Total	Total

Retail:
Secured	289,845	258,760	26,838	4,247	9.3	1.5
Credit Cards	18,110	16,052	1,675	383	9.2	2.1
UK Motor Finance	15,976	13,884	1,942	150	12.2	0.9
Other3	21,110	18,691	1,976	443	9.4	2.1
	345,041	307,387	32,431	5,223	9.4	1.5
Commercial Banking:
SME	30,433	27,206	2,507	720	8.2	2.4
Other	66,065	59,868	3,470	2,727	5.3	4.1
	96,498	87,074	5,977	3,447	6.2	3.6
Insurance and Wealth	862	753	32	77	3.7	8.9
Central items	56,404	56,397	–	7	–	–
Total gross lending	498,805	451,611	38,440	8,754	7.7	1.8
ECL allowance on drawn balances	(3,965)	(702)	(1,346)	(1,917)
Net balance sheet carrying value	494,840	450,909	37,094	6,837

ECL allowance (drawn and undrawn) as a percentage of gross lending (%)4	0.8	0.2	3.7	22.5

1	These balances exclude the impact of the HBOS and MBNA acquisition related adjustments.
2	Restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail.
3	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.
4
Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Credit Cards of £80 million and £125 million in Loans, Overdrafts and Business Banking within Retail other.

Group total expected credit loss allowance - statutory basis

	At 30 June	At 31 Dec
	2020	2019
	£m	£m
Customer related balances
Drawn	5,986	3,259
Undrawn	501	177
	6,487	3,436
Other assets	54	19
Total ECL allowance	6,541	3,455

Group total expected credit loss allowance - underlying basis

	At 30 June	At 31 Dec
	2020	2019
	£m	£m
Customer related balances
Drawn	6,685	3,965
Undrawn	501	177
	7,186	4,142
Other assets	54	19
Total ECL allowance	7,240	4,161
CREDIT RISK PORTFOLIO (continued)

Reconciliation between statutory and underlying basis of Group gross loans and advances to customers

	Total	Stage 1	Stage 2	Stage 3	POCI
	£m	£m	£m	£m	£m
At 30 June 2020
Underlying basis	508,076	430,680	67,858	9,538	–
POCI assets	–	(1,210)	(9,728)	(2,757)	13,695
Acquisition fair value adjustment	(582)	59	9	2	(652)
	(582)	(1,151)	(9,719)	(2,755)	13,043
Statutory basis	507,494	429,529	58,139	6,783	13,043

At 31 December 2019
Underlying basis	498,805	451,611	38,440	8,754	–
POCI assets	–	(1,718)	(9,903)	(2,740)	14,361
Acquisition fair value adjustment	(558)	82	6	1	(647)
	(558)	(1,636)	(9,897)	(2,739)	13,714
Statutory basis	498,247	449,975	28,543	6,015	13,714

Reconciliation between statutory and underlying basis of Group expected credit loss allowances on drawn balances

	Total	Stage 1	Stage 2	Stage 3	POCI
	£m	£m	£m	£m	£m
At 30 June 2020
Underlying basis	6,685	1,355	2,602	2,728	–
POCI assets	–	–	(416)	(561)	977
Acquisition fair value adjustment	(699)	(23)	(18)	(6)	(652)
	(699)	(23)	(434)	(567)	325
Statutory basis	5,986	1,332	2,168	2,161	325

At 31 December 2019
Expected credit losses on drawn balances
Underlying basis	3,965	702	1,346	1,917	–
POCI assets	–	–	(334)	(455)	789
Acquisition fair value adjustment	(706)	(27)	(17)	(15)	(647)
	(706)	(27)	(351)	(470)	142
Statutory basis	3,259	675	995	1,447	142

CREDIT RISK PORTFOLIO (continued)

Group expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers – statutory basis

	Total		Stage 1		Stage 2		Stage 3		POCI
At 30 June 2020	£m	%1,2	£m	%1,2	£m	%1,2	£m	%1,2,3	£m	%1,2

Retail:
Secured	1,111	0.4	108	–	491	1.4	187	10.4	325	2.5
Credit Cards	944	6.0	403	3.0	420	20.1	121	41.6	–	–
UK Motor Finance4	563	3.6	194	1.5	217	7.4	152	64.4	–	–
Other5	897	3.4	341	1.4	383	18.6	173	49.3	–	–
	3,515	1.0	1,046	0.4	1,511	3.7	633	23.6	325	2.5
Commercial Banking:
SME	502	1.6	115	0.4	269	5.2	118	13.9	–	–
Other	2,238	3.3	210	0.4	602	5.2	1,426	48.1	–	–
	2,740	2.8	325	0.4	871	5.2	1,544	40.5	–	–
Insurance and Wealth	25	2.9	11	1.4	1	4.3	13	15.7	–	–
Central items	207	0.3	201	0.3	–	–	6	75.0	–	–
Total	6,487	1.3	1,583	0.4	2,383	4.1	2,196	33.4	325	2.5

At 31 December 2019

Retail:
Secured	569	0.2	24	–	281	1.7	122	8.1	142	1.0
Credit Cards	546	3.0	203	1.3	218	13.0	125	41.0	–	–
UK Motor Finance4	387	2.4	216	1.6	87	4.5	84	56.0	–	–
Other5	588	2.8	196	1.0	233	11.8	159	50.0	–	–
	2,090	0.6	639	0.2	819	3.6	490	21.5	142	1.0
Commercial Banking:
SME	273	0.9	45	0.2	127	5.1	101	14.0	–	–
Other	1,040	1.6	70	0.1	125	3.6	845	31.0	–	–
	1,313	1.4	115	0.1	252	4.2	946	27.4	–	–
Insurance and Wealth	17	2.0	6	0.8	1	3.1	10	13.0	–	–
Central items	16	–	10	–	–	–	6	85.7	–	–
Total	3,436	0.7	770	0.2	1,072	3.8	1,452	25.0	142	1.0

1	As a percentage of drawn balances.
2
ECL allowances as a percentage of drawn balances as at 31 December 2019 restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail.

3
Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Credit Cards of £77 million (31 December 2019: £80 million) and £129 million (31 December 2019: £125 million) in Loans, Overdrafts and Business Banking within Retail other.

4
UK motor finance for Stages 1 and 2 include £191 million (31 December 2019: £201 million) relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

5	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

CREDIT RISK PORTFOLIO (continued)

Group expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers – underlying basis

	Total		Stage 1		Stage 2		Stage 3
	£m	%2,3	£m	%2,3	£m	%2,3	£m	%2,3,4
At 30 June 20201
Retail:
Secured	1,763	0.6	108	–	907	2.1	748	16.4
Credit Cards	991	6.3	426	3.2	438	21.1	127	43.9
UK Motor Finance5	563	3.6	194	1.5	217	7.4	152	64.4
Other6	897	3.4	341	1.4	383	18.6	173	49.3
	4,214	1.2	1,069	0.4	1,945	3.8	1,200	22.1
Commercial Banking:
SME	502	1.6	115	0.4	269	5.2	118	13.9
Other	2,238	3.3	210	0.4	602	5.2	1,426	48.1
	2,740	2.8	325	0.4	871	5.2	1,544	40.5
Insurance and Wealth	25	2.9	11	1.4	1	4.3	13	15.7
Central items	207	0.3	201	0.3	–	–	6	75.0
Total	7,186	1.4	1,606	0.4	2,817	4.2	2,763	29.6

At 31 December 20191
Retail:
Secured	1,216	0.4	26	–	614	2.3	576	13.6
Credit Cards	606	3.4	230	1.4	236	14.1	140	46.2
UK Motor Finance5	387	2.4	216	1.6	87	4.5	84	56.0
Other6	587	2.8	194	1.0	233	11.8	160	50.3
	2,796	0.8	666	0.2	1,170	3.6	960	19.1
Commercial Banking:
SME	273	0.9	45	0.2	127	5.1	101	14.0
Other	1,040	1.6	70	0.1	125	3.6	845	31.0
	1,313	1.4	115	0.1	252	4.2	946	27.4
Insurance and Wealth	17	2.0	6	0.8	1	3.1	10	13.0
Central items	16	–	10	–	–	–	6	85.7
Total	4,142	0.8	797	0.2	1,423	3.7	1,922	22.5

1
These balances exclude the impact of the HBOS and MBNA acquisition related adjustments. Stage 2 up to date loans are assigned to PD movement if they also meet other triggers. This represents a change in presentation for Commercial Banking where these loans were reported in Other at 31 December 2019.

2	As a percentage of drawn balances.
3
ECL allowances as a percentage of drawn balances as at 31 December 2019 restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail.

4
Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Credit Cards of £77 million (31 December 2019: £80 million) and £129 million (31 December 2019: £125 million) in Loans, Overdrafts and Business Banking within Retail other.

5
UK motor finance for Stages 1 and 2 include £191 million (31 December 2019: £201 million) relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

6	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

CREDIT RISK PORTFOLIO (continued)

Group Stage 2 loans and advances to customers – statutory basis

	Up to date						1-30 days past due			Over 30 days past due
	PD movements			Other
	Gross			Gross			Gross			Gross
	lending	ECL		lending	ECL		lending	ECL		lending	ECL
	£m	£m	%1	£m	£m	%1	£m	£m	%1	£m	£m	%1
At 30 June 2020
Retail:
Secured	21,032	191	0.9	9,602	139	1.4	1,488	41	2.8	2,185	120	5.5
Credit Cards	1,562	295	18.9	439	96	21.9	64	18	28.1	23	11	47.8
UK Motor Finance	784	57	7.3	1,871	67	3.6	142	40	28.2	123	53	43.1
Other2	947	192	20.3	793	104	13.1	183	55	30.1	138	32	23.2
	24,325	735	3.0	12,705	406	3.2	1,877	154	8.2	2,469	216	8.7
Commercial Banking:
SME	4,702	234	5.0	245	11	4.5	139	17	12.2	95	7	7.4
Other	11,018	592	5.4	239	5	2.1	29	2	6.9	273	3	1.1
	15,720	826	5.3	484	16	3.3	168	19	11.3	368	10	2.7
Insurance and Wealth	1	–	–	–	–	–	–	–	–	22	1	4.5
Central items	–	–	–	–	–	–	–	–	–	–	–	–
Total	40,046	1,561	3.9	13,189	422	3.2	2,045	173	8.5	2,859	227	7.9

At 31 December 2019
Retail:
Secured	10,846	83	0.8	2,593	107	4.1	1,876	33	1.8	1,620	58	3.6
Credit Cards	1,093	129	11.8	423	47	11.1	124	26	21.0	41	16	39.0
UK Motor Finance	543	27	5.0	1,232	30	2.4	135	21	15.6	32	9	28.1
Other2	893	102	11.4	711	54	7.6	238	50	21.0	134	27	20.1
	13,375	341	2.5	4,959	238	4.8	2,373	130	5.5	1,827	110	6.0
Commercial Banking:
SME	2,014	104	5.2	410	17	4.1	56	6	10.7	27	–	–
Other	1,881	75	4.0	1,290	47	3.6	61	2	3.3	238	1	0.4
	3,895	179	4.6	1,700	64	3.8	117	8	6.8	265	1	0.4
Insurance and Wealth	–	–	–	28	1	3.6	1	–	–	3	–	–
Central items	–	–	–	–	–	–	–	–	–	–	–	–
Total	17,270	520	3.0	6,687	303	4.5	2,491	138	5.5	2,095	111	5.3

1
ECL allowances as a percentage of drawn balances as at 31 December 2019 restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail. Stage 2 up to date loans are assigned to PD movement if they also meet other triggers. This represents a change in presentation for Commercial Banking where these loans were reported in Other at 31 December 2019.

2	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

CREDIT RISK PORTFOLIO (continued)

Group Stage 2 loans and advances to customers – underlying basis

	Up to date						1-30 days past due			Over 30 days past due
	PD movements			Other
	Gross			Gross			Gross			Gross
	lending	ECL		lending	ECL		lending	ECL		lending	ECL
	£m	£m	%2	£m	£m	%2	£m	£m	%2	£m	£m	%2
At 30 June 20201
Retail:
Secured	26,507	352	1.3	11,122	210	1.9	2,403	78	3.2	4,003	267	6.7
Credit Cards	1,555	309	19.9	438	98	22.4	63	19	30.2	23	12	52.2
UK Motor Finance	784	57	7.3	1,871	67	3.6	142	40	28.2	123	53	43.1
Other3	947	192	20.3	793	104	13.1	183	55	30.1	138	32	23.2
	29,793	910	3.1	14,224	479	3.4	2,791	192	6.9	4,287	364	8.5
Commercial Banking:
SME	4,702	234	5.0	245	11	4.5	139	17	12.2	95	7	7.4
Other	11,018	592	5.4	239	5	2.1	29	2	6.9	273	3	1.1
	15,720	826	5.3	484	16	3.3	168	19	11.3	368	10	2.7
Insurance and Wealth	1	–	–	–	–	–	–	–	–	22	1	4.5
Central items	–	–	–	–	–	–	–	–	–	–	–	–
Total	45,514	1,736	3.8	14,708	495	3.4	2,959	211	7.1	4,677	375	8.0

At 31 December 20191
Retail:
Secured	16,100	192	1.2	3,730	171	4.6	3,517	84	2.4	3,491	167	4.8
Credit Cards	1,088	139	12.8	422	49	11.6	124	30	24.2	41	17	41.5
UK Motor Finance	543	27	5.0	1,232	30	2.4	135	21	15.6	32	9	28.1
Other3	892	103	11.5	712	54	7.6	238	49	20.6	134	28	20.9
	18,623	461	2.5	6,096	304	5.0	4,014	184	4.6	3,698	221	6.0
Commercial Banking:
SME	2,014	104	5.2	410	17	4.1	56	6	10.7	27	–	–
Other	1,881	75	4.0	1,290	47	3.6	61	2	3.3	238	1	0.4
	3,895	179	4.6	1,700	64	3.8	117	8	6.8	265	1	0.4
Insurance and Wealth	–	–	–	28	1	3.6	1	–	–	3	–	–
Central items	–	–	–	–	–	–	–	–	–	–	–	–
Total	22,518	640	2.8	7,824	369	4.7	4,132	192	4.6	3,966	222	5.6

1
These balances exclude the impact of the HBOS and MBNA acquisition related adjustments. Stage 2 up to date loans are assigned to PD movement if they also meet other triggers. This represents a change in presentation for Commercial Banking where these loans were reported in Other at 31 December 2019.

2
ECL allowances as a percentage of drawn balances as at 31 December 2019 restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail. Stage 2 up to date loans are assigned to PD movement if they also meet other triggers. This represents a change in presentation for Commercial Banking where these loans were reported in Other at 31 December 2019.

3	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

CREDIT RISK PORTFOLIO (continued)

Retail

●
On entering the COVID-19 pandemic, the credit quality of the Retail portfolio was robust and well positioned. Risk management has strengthened since the financial crisis of 2008 to 2009, with strong affordability and indebtedness controls for both existing and new lending and a prudent approach to risk appetite. This is evident in the significant improvement in credit quality and low arrears rates. However, customers have been significantly impacted by the pandemic and credit performance is expected to be impacted

●
Throughout the current period of uncertainty, the Group has continued to support Retail customers. Since March 2020, the Group has approved over 1.1 million payment holidays. All personal current accounts customers have been offered up to £500 interest free for arranged overdrafts

●
The first payment holidays have started to end with the majority of customers resuming payment. Performance so far shows a small portion of customers are requesting a further payment holiday extension, granted in line with the government guidelines

●
There are a number of headwinds which have the potential to further impact the portfolios. The Group has taken targeted steps to implement tighter credit quality controls across the Retail product offering, for example, to indebtedness and credit scores, to ensure customers and the bank are protected

●
Retail has also participated in the Bounce Back Loans Scheme for Retail Business Banking customers. £5.8 billion of lending through the Bounce Back Loans Scheme has been lent in line with the British Business Bank and UK Government scheme guidelines, which has a full government backed guarantee

●
The impairment charge increased to £2,095 million for the first half of 2020 compared to £556 million for the same period in 2019, largely driven by updates to the Group’s economic forecast following the coronavirus outbreak

●
In the absence of other credit risk indicators, the granting of coronavirus-related concessions does not necessarily result in an automatic transfer between stages for the purposes of IFRS 9. Existing staging rules and triggers have been maintained, with transfers between stages being primarily driven by credit risk rating movements and the estimated impact of the economic factors on a customer’s forward looking default risk

●
Total Retail expected credit loss (ECL) allowance as a percentage of drawn loans and advances (coverage) increased to 1.2 per cent (31 December 2019: 0.8 per cent) due to the updates in the Group’s economic forecast. There has been a notable increase in cases classified as ‘Stage 2’ under IFRS 9 which reflect cases which have observed a ‘Significant Increase in Credit Risk since origination’ (SICR). The proportion of Stage 2 loans and advances comprised a total 14.8 per cent of the Retail portfolio (31 December 2019: 9.4 per cent), of which 86.1 per cent is up to date

●
Coverage for Stage 2 loans and advances increased to 3.8 per cent (31 December 2019: 3.6 per cent), following updates to the Group’s economic forecast. This was offset by a slight reduction in Secured coverage where a greater proportion of Stage 2 was from lower risk up to date accounts, transferred into Stage 2 based on the forward looking view on their credit performance

●
Stage 3 loans and advances increased slightly to 1.6 per cent of total loans and advances (31 December 2019: 1.5 per cent), noting that the impact on flows into this category was mitigated by the take up of payment holidays. Coverage for Stage 3 loans and advances increased to 22.1 per cent (31 December 2019: 19.1 per cent) due to the Secured and Motor Finance portfolios where the impact of the coronavirus outbreak on collateral values is expected to result in increased loss given default

Portfolios
Secured

●
The Secured portfolio is well positioned with low arrears and a strong LTV profile. Over a number of years the portfolio has improved with robust affordability and credit controls, whilst the balances of higher risk portfolios originated prior to 2008 have continued to reduce

●
In recent months, the significant uptake of payment holidays by customers has lowered the new arrears rate below usual levels

●
In line with regulatory guidance, the Group has suspended all repossession activity on mortgage accounts until 31 October 2020. As a consequence of this, the volume of cases in late stage arrears has increased

CREDIT RISK PORTFOLIO (continued)

●
Total Secured loans and advances were £286.4 billion (31 December 2019: £289.8 billion), with an average indexed loan to value (LTV) of 44.0 per cent (31 December 2019: 44.9 per cent). The proportion of balances with an LTV of greater than 90 per cent decreased to 1.6 per cent (31 December 2019: 2.5 per cent). The average LTV of new business decreased to 63.0 per cent (31 December 2019: 64.3 per cent)

●
The impairment charge was £603 million for the first half of 2020 compared to a release of £38 million for the same period in 2019. This reflects provision charges due to updates to the Group’s economic outlook. Total ECL allowance as a percentage of loans and advances (coverage) increased to 0.6 per cent (31 December 2019: 0.4 per cent)

●
Stage 2 loans and advances increased to 15.4 per cent of the portfolio (31 December 2019: 9.3 per cent) which has contributed to a slight reduction in coverage for Stage 2 loans and advances to 2.1 per cent (31 December 2019: 2.3 per cent). This dynamic is observed due to a greater proportion of Stage 2 balances coming from lower risk up to date accounts, transferred into Stage 2 based on the forward looking view on their credit performance. This results in a reduction in overall Stage 2 coverage as the coverage on these accounts is generally lower than the rest of Stage 2

●
Coverage for Stage 3 loans and advances increased to 16.4 per cent (31 December 2019: 13.6 per cent) largely due to the revised outlook in house prices across the multiple economic scenarios utilised for IFRS 9 provisioning

Cards

●
Loans and advances on the cards portfolio decreased to £15.8 billion (31 December 2019: £18.1 billion) due to reduced customer spend. Lower balances have resulted in reduced customer utilisation, including a reduction in the volume of customers with highly utilised cards

●
The Group credit card book has performed well in recent years, with lower arrears rates than the market

●
The impairment charge increased to £656 million for the first half of 2020 compared to £267 million for the same period in 2019, as a result of updates to the Group’s economic forecast. Coverage increased to 6.3 per cent (31 December 2019: 3.4 per cent). Coverage of Stage 2 loans and advances has increased to 21.1 per cent (31 December: 14.1 per cent) following updates to the Group’s economic outlook. Stage 3 coverage remains broadly stable as a result of the Group’s policy to charge off customers that enter recoveries. This contributes to lower provisions held on the balance sheet as well as more stable coverage

Motor

●
The Motor Finance portfolio decreased slightly from £16.0 billion to £15.8 billion which constitutes a change from the growth seen over recent years, and reflects the reduced market activity due to the pandemic

●
The impairment charge increased to £241 million for the first half of 2020 compared to £104 million for the same period in 2019, following the updates to the Group’s economic forecast. Coverage increased to 3.6 per cent (31 December 2019: 2.4 per cent), equivalent to £563 million (31 December 2019: £387 million)

●
Updates to Residual Value (RV) risk of Personal Contract Purchase (PCP) products are included within the impairment charge, however because the Group has adopted a prudent approach to modelling this risk in recent years, the updates to the Group’s economic outlook have not resulted in a material change to provisions, which remained relatively unchanged at £191 million as at 30 June 2020 (31 December: £201 million)

●
Coverage of Stage 2 loans and advances increased to 7.4 per cent (31 December 2019: 4.5 per cent) and coverage of Stage 3 loans and advances increased to 64.4 per cent (31 Dec 2019: 56.0 per cent) both of which were due principally to the updates to the Group’s outlook on used car prices. Credit and RV provisioning are aligned in the assumption of an anticipated near-term reduction in car prices, expected to largely reverse by the end of 2021

CREDIT RISK PORTFOLIO (continued)

 Other

●
Other loans and advances increased by £6 billion to £27 billion. The increase was largely driven by the Retail Business Banking portfolio as a result of lending through the Bounce Back Loan Scheme (BBLS), which is fully guaranteed by the UK Government

●
The impairment charge was £595 million for the first half of 2020 compared to £223 million for the same period in 2019. This increase is primarily due to updates to the Group’s economic forecast increasing both coverage of Stage 2 loans and advances to 18.6 per cent (31 December 2019: 11.8 per cent) and overall coverage to 3.4 per cent (31 December 2019: 2.8 per cent)

Retail UK secured loans and advances to customers – statutory basis

	At 30 June	At 31 Dec
	20201	20191
	£m	£m

Mainstream	226,090	227,975
Buy-to-let	48,094	49,086
Specialist	11,543	12,137
Total	285,727	289,198

1	The balances include the impact of HBOS related acquisition adjustments.

Retail mortgages greater than three months in arrears (excluding repossessions) – underlying basis

			Total				Total
	Number of cases		mortgage accounts		Value of loans1		mortgage balances
	30 June	31 Dec	30 June	31 Dec	30 June	31 Dec	30 June	31 Dec
	2020	2019	2020	2019	2020	2019	2020	2019
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	26,074	24,393	1.4	1.3	2,874	2,619	1.3	1.1
Buy-to-let	4,699	3,863	1.1	0.9	597	502	1.2	1.0
Specialist	6,560	6,059	7.5	6.6	1,092	998	9.4	8.2
Total	37,333	34,315	1.6	1.4	4,563	4,119	1.6	1.4

1	Value of loans represents total gross book value of mortgages more than three months in arrears; the balances exclude the impact of HBOS related acquisition adjustments.

The stock of repossessions decreased to 727 cases at 30 June 2020 compared to 1,171 cases at 31 December 2019.

CREDIT RISK PORTFOLIO (continued)

Period end and average LTVs across the Retail mortgage portfolios – underlying basis

	Mainstream	Buy-to-let	Specialist	Total
	%	%	%	%
At 30 June 2020
Less than 60%	53.1	58.4	65.6	54.5
60% to 70%	17.1	24.6	17.3	18.4
70% to 80%	17.2	14.7	9.9	16.4
80% to 90%	11.0	1.7	3.3	9.1
90% to 100%	1.4	0.2	1.1	1.2
Greater than 100%	0.2	0.4	2.8	0.4
Total	100.0	100.0	100.0	100.0
Average loan to value1:
Stock of residential mortgages	42.8	50.8	42.5	44.0
New residential lending	64.3	56.8	n/a	63.0

At 31 December 2019
Less than 60%	51.8	54.1	62.7	52.7
60% to 70%	16.4	25.1	17.5	18.0
70% to 80%	16.9	18.0	11.7	16.8
80% to 90%	12.0	2.0	4.1	10.0
90% to 100%	2.6	0.4	1.2	2.1
Greater than 100%	0.3	0.4	2.8	0.4
Total	100.0	100.0	100.0	100.0
Average loan to value1:
Stock of residential mortgages	43.6	52.3	44.0	44.9
New residential lending	65.2	58.2	n/a	64.3

1
Average loan to value is calculated as total gross loans and advances as a percentage of the indexed total collateral of these loans and advances; the balances exclude the impact of HBOS related acquisition adjustments.

CREDIT RISK PORTFOLIO (continued)

Commercial Banking

●
Commercial Banking has actively supported its customers during this difficult time, through a range of propositions, including capital repayment holidays, working capital line increases and financial covenant waivers, as well as supporting small businesses and corporates through full use of UK Government schemes

●
Where new facilities and concessions relating to existing facilities have been granted, the Group’s credit risk appetite has remained robust with credit analysis undertaken to ensure continued financial viability, notwithstanding any short-term coronavirus related pressure. With the exception of certain risk appetite extensions made to accommodate UK Government scheme guidelines, particularly Bounce Back Loans and to a lesser extent, Coronavirus Business Interruption Loans, lending continues to be in line with the usual approach to credit risk, with robust credit quality and affordability assessments undertaken. For these schemes government guarantees are in place at 100 per cent and 80 per cent, respectively

●
The spread of coronavirus has resulted in widespread industry disruption, with some sectors such as Travel, Transportation, Retail and Hospitality particularly impacted. As a proportion of the Group’s overall lending, these sectors remain relatively modest. The Group expects recovery to be slow in a number of vulnerable sectors and anticipates longer term structural changes. As a result, sector and credit risk appetite continues to be proactively managed to ensure the Group is protected and clients are supported in the right way

●
Although the portfolios were well positioned pre crisis, deterioration has been seen with downgrades in credit risk ratings observed in both value and volume, although more so in the larger corporates segment of Commercial, than in the SME book. Risk rating downgrades to sub investment grade or equivalent have, however, been more modest

●
The SME portfolio remains well secured and credit impacts have been relatively muted to date, although the Group expects arrears and defaults to increase in the second half of 2020 and into 2021 as payment holidays and various government support schemes come to an end

●
Credit sanctioning activities were rapidly aligned to the increase in volumes on a risk based approach and more vulnerable clients supported early through focused risk management via the Group’s Watchlist, Local Support or Business Support procedures

●
In addition, thorough credit processes and plans have been developed in anticipation of maturing payment holidays over the coming months. Activities also include monitoring client liquidity lines for risk of over-trading and working capital shortfalls as the lockdown eases, and consideration of longer term funding options once debt capacity is reached for otherwise viable businesses. In all cases, the Group’s plans carefully balance usual prudent risk management with ensuring support for financially viable clients on their road to recovery

●
The Commercial Banking impairment charge in the first six months increased significantly to £1,519 million compared with £65 million in the first half of 2019. The increase largely reflects an IFRS 9 related charge of £881 million following updates to the economic outlook, together with £432 million for a small number of existing Stage 3 large corporate restructuring cases in the BSU, where coronavirus has directly hampered the client’s existing recovery strategy. The remaining charge of £206 million is a result of impairments crystallising on a small number of new cases in the second quarter following an increase in flows into the BSU. The expected credit loss provision stock increasing by £1,427 million to £2,740 million at 30 June 2020

●
Stage 3 loans and advances have increased to £3,808 million from £3,447 million at 31 December 2019. As a proportion of total loans and advances to customers, these increased to 3.9 per cent (31 December 2019: 3.6 per cent). Stage 3 ECL allowance as a percentage of Stage 3 drawn balances has increased to 40.5 per cent (31 December 2019: 27.4 per cent) predominantly driven by the additional provisions raised against the existing restructuring cases in the BSU

●
It is noted that significant volumes of payment holidays granted in SME and, to a lesser extent in the Corporate and Institutional and Mid Corporates portfolios, could potentially be distorting the underlying credit profile, although such concessions are only granted to customers considered financially viable. The Group recognises that credit quality is likely to be influenced by the temporary measures provided by the UK Government schemes and the existing expected credit loss provision balance as at 30 June 2020 assumes additional losses will emerge as the support subsides

CREDIT RISK PORTFOLIO (continued)

●
Stage 2 loans and advances have increased by £10,763 million since 31 December 2019, to £16,740 million, largely driven by IFRS 9 forward look PD staging trigger, rather than actual PD deterioration, with 97 per cent of Stage 2 balances being up to date. As a result, Stage 2 loans as a proportion of total loans and advances to customers increased to 17.0 per cent (31 December 2019: 6.2 per cent). Stage 2 ECL allowances as a percentage of Stage 2 drawn balances were higher at 5.2 per cent (31 December 2019: 4.2 per cent) with the increase in coverage a direct result of the forward look multiple economic scenarios

Commercial Banking UK Direct Real Estate

●
Total UK Direct Real Estate gross lending across Commercial Banking stood at £13.8 billion at 30 June 2020 (excluding exposures subject to protection through Significant Risk Transfer securitisations). The Group has a further £0.9 billion of UK Direct Real Estate exposure in Business Banking within the Retail Division

●
The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and house builders). Exposures to social housing providers are also excluded

●
Recognising this is a cyclical sector, appropriate caps are in place to control exposure. Focus remains on the UK market and business propositions have been written in line with a prudent, through the cycle risk appetite with conservative LTVs, strong quality of income and proven management teams

●
Overall performance has remained good, although an increase in cases moving to Watchlist and the BSU has been seen, especially in the retail/shopping centres sub sector. Overall rent collection for the second quarter of the year is expected to be more challenged than in the first quarter, particularly in the retail space given the number of closed stores, though the office sub sector is expected to be reasonably robust. Despite these challenges the portfolio is relatively well positioned and proactively managed with appropriate risk mitigants in place:

  -
Over 70 per cent of investment exposures greater than £1 million have an LTV of less than 60 per cent, with an average LTV of 49 per cent for the real estate portfolio

  -

c.75 per cent of exposures greater than £5 million have an interest cover ratio of greater than 2.5 times and in SME LTV at origination has been typically limited to c.55 per cent given prudent repayment cover criteria (including a notional base rate stress)

  -
Approximately 70 per cent of the portfolio relates to commercial real estate (with no speculative development lending) with the remainder related to residential real estate

  -
The underlying sub-sector split is diversified with 15 percent of the portfolio secured by Retail assets, with appetite tightened since 2018

  -
The Office portfolio is focused on prime locations with strong sponsors and low LTVs and no speculative commercial development

  -
Use of Significant Risk Transfer (SRT) securitisations also acts as a risk mitigant, with run off of these carefully managed and tracked

CREDIT RISK PORTFOLIO (continued)

Lending in key coronavirus-impacted sectors1

At 30 June 2020	Drawn	Undrawn	Drawn as a % of Group Loans and Advances
	£bn	£bn	%

Retail non-food	2.4	1.8	0.5
Automotive dealerships2	2.4	1.5	0.5
Oil and gas	1.4	2.7	0.3
Construction	1.3	1.7	0.3
Hotels	1.9	0.3	0.4
Passenger transport	1.3	0.6	0.3
Leisure	0.8	0.5	0.2
Restaurants and bars	0.8	0.5	0.2

1	Lending classified using ONS SIC codes at legal entity level.
2	Automotive dealerships includes Black Horse Motor Wholesale lending (within Retail Division).

Additional information

The following table shows the extent to which a higher ECL allowance has been recognised to take account of forward looking information from multiple economic scenarios. The Group’s probability-weighted ECL allowance reflects a 30 per cent weighting of base case, upside and downside and a 10 per cent weighting of adjusted severe downside. See statutory basis table on page 83. The majority of post model adjustments, and all individually assessed provisions although assessed on range of multiple case specific outcomes, are reported flat against each economic scenario

CREDIT RISK PORTFOLIO (continued)

	Probability-				Severe
	weighted	Upside	Base case	Downside	Downside
	£m	£m	£m	£m	£m
Underlying basis
Secured	1,763	1,425	1,581	1,916	2,866
Other Retail	2,451	2,255	2,430	2,557	2,788
Commercial	2,763	2,416	2,656	2,954	3,553
Other	263	63	63	64	2,064
At 30 June 2020	7,240	6,159	6,730	7,491	11,271

	Probability-				Severe
	weighted	Upside	Base case	Downside	Downside
	£m	£m	£m	£m	£m

Secured	1,216	964	1,111	1,300	2,036
Other Retail	1,580	1,502	1,551	1,623	1,771
Commercial	1,315	1,211	1,258	1,382	1,597
Other	50	50	50	50	50
At 31 December 2019	4,161	3,727	3,970	4,355	5,454

	Net AQR
	Half-year	Economic	Pre economic	Half-year
	to 30 June	update and	update and	to 30 June
	2020	restructuring	restructuring	2019	Increase
	bps	bps	bps	bps	bps

Retail	123	89	34	33	90
Mortgages	42	40	2	(3)	45
Other	539	340	199	222	317
Commercial Banking	312	270	42	13	299
Total	173	137	36	26	147

	ECL			Income	ECL
	At 30 June	Net ECL	Write-offs	Statement	At 31 Dec
	2020	increase	and other	charge	2019
	£m	£m	£m	£m	£m

Retail	4,214	1,418	(677)	2,095	2,796
Mortgages	1,763	547	(56)	603	1,216
Other	2,451	871	(621)	1,492	1,580
Commercial Banking	2,763	1,448	(71)	1,519	1,315
Other	263	213	9	204	50
Total	7,240	3,079	(739)	3,818	4,161

Assuming current economic assumptions, the impairment charge is expected to be between £4.5 billion and £5.5 billion for the full year 2020, reflecting additional charges in the second half of 2020 for provisions taken on new assets, future losses on stage 1 assets as the 12 month provision window rolls forward and experience variance.

FUNDING AND LIQUIDITY MANAGEMENT

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 100 per cent as at 30 June 2020 (107 per cent as at 31 December 2019).

The Group’s liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 140 per cent (based on a 12 month rolling average) as at 30 June 2020 calculated on a Group consolidated basis. Liquidity is managed at a legal entity level with the Group consolidated LCR representing the composite of the ring-fenced bank and non ring-fenced bank entities.

In addition to its sizable liquid asset buffer the Group has a significant amount of pre-positioned collateral eligible for use in a range of central bank facilities, including the Bank of England’s Term Funding Scheme with additional incentives for SMEs (TFSME).

During the first half of 2020, the Group early repaid the remaining £1 billion outstanding of its Funding for Lending Scheme (FLS) drawings and £5 billion of Term Funding Scheme (TFS) drawings in advance of contractual maturity. This has reduced the balance of TFS to £10.4 billion as at 30 June 2020. Additionally £1 billion of Term Funding Scheme with additional incentives for SMEs (TFSME) funds have been drawn as at 30 June 2020.

The Group saw a significant increase in deposits in the first half given reduced customer spending and customers depositing government lending scheme balances. This increased the Group’s cash reserves balance held at the Bank of England and alongside available TFSME capacity reduces the need for additional wholesale funding in 2020.

The Group continues to access wholesale funding markets across a variety of currencies and markets to maintain a stable and diverse source of funds. Despite the more challenging funding conditions around the end of the first quarter, the Group has seen strong demand in a number of public issuances, and completed £8.5 billion of long term funding in the first half of 2020 across the Group’s main issuing entities. In addition, the Group has been active in offering liquidity to investors through buyback activity, whilst maintaining a prudent approach to managing funding and liquidity with term funding buyback volumes of £5.6 billion in the first half of 2020. Overall, total wholesale funding increased to £125.1 billion as at 30 June 2020 (31 December 2019: £124.2 billion).

The Group’s credit ratings continue to reflect the resilience of the Group’s business model and the strength of the balance sheet. In March, Fitch revised the outlooks on all the Group’s rated entities, alongside the majority of other UK banks, to Negative, citing concerns around the coronavirus pandemic. In addition, Fitch upgraded the Senior Unsecured rating of Lloyds Bank Corporate Markets to A+. In April, S&P revised the outlook on the Group’s banking entities, alongside the majority of other large UK banks, to Negative, citing the potential earnings pressures arising from the economic and market impact of the coronavirus pandemic. The Negative outlooks that Moody’s assigned on Lloyds Banking Group plc and Lloyds Bank plc to reflect the weakening of the country’s finances and the potential impact on asset quality and profitability remain in place.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

	At 30 June	At 31 Dec
	2020	2019	Change
	£bn	£bn	%
Funding requirement
Loans and advances to customers1	440.4	440.4	–
Loans and advances to banks2	8.5	8.1	5
Debt securities at amortised cost	2.8	3.9	(28)
Financial assets at fair value through other comprehensive income - non-LCR eligible3	0.7	0.1
Cash and balances at central bank – non-LCR eligible4	5.7	5.7	–
Funded assets	458.1	458.2	–
Other assets5	261.2	251.7	4
	719.3	709.9	1
On balance sheet LCR eligible liquid assets
Reverse repurchase agreements	63.7	56.2	13
Cash and balances at central banks4	72.4	49.4	47
Debt securities at amortised cost	2.8	1.6	75
Financial assets at fair value through other comprehensive income	26.5	25.0	6
Trading and fair value through profit and loss	5.2	4.0	30
Repurchase agreements	(16.9)	(12.2)	39
	153.7	124.0	24
Total Group assets	873.0	833.9	5
Less: other liabilities5	(246.5)	(234.7)	5
Funding requirement	626.5	599.2	5
Funded by
Customer deposits6	441.1	411.8	7
Wholesale funding7	125.1	124.2	1
	566.2	536.0	6
Term funding schemes8	11.4	15.4	(26)
Total equity	48.9	47.8	2
Total funding	626.5	599.2	5

1	Excludes reverse repos of £61.1 billion (31 December 2019: £54.6 billion).
2	Excludes £0.1 billion (31 December 2019: £0.1billion) of loans and advances to banks within the Insurance business and £2.6 billion (31 December 2019: £1.6 billion) of reverse repurchase agreements.
3	Non-LCR eligible liquid assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
4	Cash and balances at central banks are combined in the Group’s balance sheet.
5	Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
6	Excludes repos of £12.3 billion (31 December 2019: £9.5 billion).
7
The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. 31 December 2019 has been restated to exclude margins.

8	Includes the Bank of England's Term Funding Scheme (TFS) and Term Funding Scheme with additional incentives for SMEs (TFSME).

FUNDING AND LIQUIDITY MANAGEMENT (continued)

			Fair value
	Included in	Repos and	and other
	funding	collateral	accounting	Balance
	analysis	received	methods	sheet
At 30 June 2020	£bn	£bn	£bn	£bn

Deposits from banks	6.2	26.1	1.8	34.1
Debt securities in issue	102.9	–	(3.0)	99.9
Subordinated liabilities	16.0	–	1.7	17.7
Total wholesale funding1,2	125.1	26.1
Customer deposits	441.1	12.3	–	453.4
Total	566.2	38.4

At 31 December 2019

Deposits from banks	5.5	22.8	(0.1)	28.2
Debt securities in issue	102.1	–	(4.4)	97.7
Subordinated liabilities	16.6	–	0.5	17.1
Total wholesale funding1,2	124.2	22.8
Customer deposits	411.8	9.5	–	421.3
Total	536.0	32.3

1	The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities and subordinated liabilities.
2	Excludes balances relating to margins of £6.9 billion (31 December 2019: £4.2 billion).

Analysis of total wholesale funding by residual maturity

	Less				Nine			More	Total	Total
	than	One to	Three	Six to	months	One to	Two to	than	at	at
	one	three	to six	nine	to one	two	five	five	30 June	31 Dec
	month	months	months	months	year	years	years	years	2020	2019
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposit from banks	3.9	0.9	0.6	0.1	0.1	0.2	0.4	–	6.2	5.5
Debt securities in issue:
Certificates of deposit	3.1	1.9	4.4	1.7	0.5	0.2	–	–	11.8	10.6
Commercial paper	3.2	2.5	1.8	0.8	0.3	–	–	–	8.6	8.9
Medium-term notes	–	1.0	0.2	1.1	1.8	2.9	29.1	15.1	51.2	48.0
Covered bonds	1.4	–	1.8	2.4	0.9	4.7	10.8	4.8	26.8	28.7
Securitisation	0.4	–	1.0	0.2	0.2	1.5	1.2	–	4.5	5.9
	8.1	5.4	9.2	6.2	3.7	9.3	41.1	19.9	102.9	102.1
Subordinated liabilities	0.4	–	0.8	–	0.5	–	5.8	8.5	16.0	16.6
Total wholesale funding1,2	12.4	6.3	10.6	6.3	4.3	9.5	47.3	28.4	125.1	124.2

1	The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities and subordinated liabilities.
2	Excludes balances relating to margins of £6.9 billion (31 December 2019: £4.2 billion).

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Analysis of 2020 term issuance

				Other
	Sterling	US Dollar	Euro	Currencies	Total
	£bn	£bn	£bn	£bn	£bn

Medium-term notes	1.3	2.8	2.7	–	6.8
Covered bonds	1.0	–	–	–	1.0
Private placements1	–	0.1	0.1	0.2	0.4
Subordinated liabilities	–	–	0.3	–	0.3
Total issuance	2.3	2.9	3.1	0.2	8.5

1	Private placements include structured bonds.

Liquidity portfolio

At 30 June 2020, the Group had £137.5 billion of highly liquid, unencumbered, LCR eligible assets (31 December 2019: £130.7 billion), based on a 12 month rolling average. These assets are available to meet cash and collateral outflows and regulatory requirements. The increase in cash and central bank reserves was driven by customer deposit trends seen over the course of the first half. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.

The Group also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

LCR eligible assets

	Average1	Average2
	2020	2019	Change
	£bn	£bn	%
Level 1
Cash and central bank reserves	60.1	50.9	18
High quality government/MDB/agency bonds3	73.0	76.4	(4)
High quality covered bonds	2.7	1.9	42
Total	135.8	129.2	5
Level 24	1.7	1.5	13
Total LCR eligible assets	137.5	130.7	5

Designated multilateral development bank (MDB).
1	Based on 12 months rolling average to 30 June 2020.
2	Based on 12 months rolling average to 31 December 2019.
3	Designated multilateral development bank (MDB).
4	Includes Level 2A and Level 2B.

Encumbered assets

The Board and Group Asset and Liability Committee monitor and manage total balance sheet encumbrance using a number of risk appetite metrics. At 30 June 2020, the Group had £53.9 billion (31 December 2019: £60.6 billion) of externally encumbered on balance sheet assets with counterparties other than central banks. The decrease in encumbered assets was primarily driven by securitisation and covered bond redemptions during the first half of 2020. The Group also had £692.6 billion (31 December 2019: £639.5 billion) of unencumbered on balance sheet assets, and £126.5 billion (31 December 2019: £133.7 billion) of pre-positioned and encumbered assets held with central banks. Primarily, the Group encumbers mortgages, unsecured lending and credit card receivables through the issuance programmes and tradable securities through securities financing activity. The Group mainly positions mortgage assets at central banks. The 2019 Annual Report and Accounts includes further details on how the Group classifies assets for encumbrance purposes.

CAPITAL MANAGEMENT

Analysis of capital position

The Group’s CET1 capital ratio increased by 81 basis points over the first six months of the year, increasing from 13.8 per cent (pro forma) at 31 December 2019 to 14.6 per cent at 30 June 2020. This reflected the following:
●
underlying capital build before impairment charge of 100 basis points, which was more than offset by the 153 basis points of impairment charge

●
further reductions for pension contributions (39 basis points), partially offset by risk-weighted asset and other movements (11 basis points), which included increases related to market movements (17 basis points) and the excess expected loss offset against the increase in impairment provisions (11 basis points) less a reduction of 15 basis points from the increase in underlying risk-weighted assets.

●
the application of IFRS 9 transitional arrangements for capital, which provides temporary relief for the impact of the increase in the impairment charge, contributed 79 basis points

●
the reversal of the full year 2019 ordinary dividend accrual which contributed 83 basis points

Excluding the application of the IFRS 9 transitional arrangements for capital the Group’s CET1 capital ratio would be 13.4 per cent (31 December 2019: 13.4 per cent pro forma).

The transitional total capital ratio increased to 22.3 per cent, largely reflecting the increase in CET1 capital and an increase in tier 2 capital mainly resulting from foreign exchange and other movements, partially offset by the increase in risk-weighted assets.

The UK leverage ratio increased from 5.2 per cent on a pro forma basis to 5.4 per cent, primarily reflecting the increase in the fully loaded tier 1 capital position, partially offset by an increase in the exposure measure resulting from an increase in the measures for derivatives and securities financing transactions (SFTs).

Total capital requirement

The Group’s total capital requirement (TCR) as at 30 June 2020, being the aggregate of the Group’s Pillar 1 and current Pillar 2A capital requirements, was £25,178 million (31 December 2019: £25,608 million).

Target capital ratio

The Board’s view of the ongoing level of CET1 capital required by the Group to grow the business, meet regulatory requirements and cover uncertainties is around 12.5 per cent, plus a management buffer of around 1 per cent. This takes into account, amongst other things:

●
the minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets

●
the Group’s Pillar 2A set by the PRA. During the period the PRA reduced the Group’s Pillar 2A requirement from c.4.6 per cent to c.4.2 per cent of risk-weighted assets at 30 June 2020, of which 2.3 per cent must be met by CET1 capital

●
the capital conservation buffer (CCB) requirement of 2.5 per cent of risk-weighted assets

●
the Group’s current countercyclical capital buffer (CCYB) requirement which is around 0 per cent of risk-weighted assets, reflecting the decision made by the PRA during the period to reduce the UK countercyclical capital buffer rate to zero

●
the RFB sub-group’s systemic risk buffer (SRB) of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level

●
the Group’s PRA Buffer, which the PRA sets after taking account of the results of the annual PRA stress test and other information, as well as outputs from the Group’s internal stress tests. The PRA requires the buffer itself to remain confidential between the Group and the PRA

The Group is not currently classified as a global systemically important institution (G-SII) but has been identified as an ‘other’ systemically important institution (O-SII) by the PRA. The O-SII buffer is currently set to zero in the UK.

CAPITAL MANAGEMENT (continued)

Capital resources

An analysis of the Group’s capital position as at 30 June 2020 is presented in the following section on both a CRD IV transitional arrangements basis and a CRD IV fully loaded basis, as amended by provisions of the revised Capital Requirements Regulation (CRR II) that came into force in June 2019. In addition, both the transitional and fully loaded positions presented reflect the application of the transitional arrangements for IFRS 9.

The following table summarises the consolidated capital position of the Group.

CAPITAL MANAGEMENT (continued)

	Transitional		Fully loaded
	At 30 June	At 31 Dec	At 30 June	At 31 Dec
	2020	2019	2020	2019
	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	42,734	41,697	42,734	41,697
Adjustment to retained earnings for foreseeable dividends	–	(1,586)	–	(1,586)
Deconsolidation adjustments1	2,343	2,337	2,343	2,337
Adjustment for own credit	28	26	28	26
Cash flow hedging reserve	(1,962)	(1,504)	(1,962)	(1,504)
Other adjustments	1,729	247	1,729	247
	44,872	41,217	44,872	41,217
less: deductions from common equity tier 1
Goodwill and other intangible assets	(4,321)	(4,179)	(4,321)	(4,179)
Prudent valuation adjustment	(495)	(509)	(495)	(509)
Excess of expected losses over impairment provisions and value adjustments	(32)	(243)	(32)	(243)
Removal of defined benefit pension surplus	(1,712)	(531)	(1,712)	(531)
Securitisation deductions	(182)	(185)	(182)	(185)
Significant investments1	(4,410)	(4,626)	(4,410)	(4,626)
Deferred tax assets	(3,531)	(3,200)	(3,531)	(3,200)
Common equity tier 1 capital	30,189	27,744	30,189	27,744
Additional tier 1
Other equity instruments	5,881	5,881	5,881	5,881
Preference shares and preferred securities2	4,569	4,127	–	–
Transitional limit and other adjustments	(3,468)	(2,474)	–	–
	6,982	7,534	5,881	5,881
less: deductions from tier 1
Significant investments1	(1,140)	(1,286)	–	–
Total tier 1 capital	36,031	33,992	36,070	33,625
Tier 2
Other subordinated liabilities2	13,148	13,003	13,148	13,003
Deconsolidation of instruments issued by insurance entities1	(1,884)	(1,796)	(1,884)	(1,796)
Adjustments for transitional limit and non-eligible instruments	2,205	2,278	(1,666)	(2,204)
Amortisation and other adjustments	(2,413)	(3,101)	(2,413)	(3,101)
	11,056	10,384	7,185	5,902
less: deductions from tier 2
Significant investments1	(941)	(960)	(2,081)	(2,246)
Total capital resources	46,146	43,416	41,174	37,281

Risk-weighted assets (unaudited)	207,052	203,431	207,052	203,431

Common equity tier 1 capital ratio	14.6%	13.6%	14.6%	13.6%
Tier 1 capital ratio	17.4%	16.7%	17.4%	16.5%
Total capital ratio	22.3%	21.3%	19.9%	18.3%

1
For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (via ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

2	Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.

CAPITAL MANAGEMENT (continued)

Movements in capital resources

The key difference between the transitional capital calculation as at 30 June 2020 and the fully loaded equivalent is primarily related to capital securities that previously qualified as tier 1 or tier 2 capital, but that do not fully qualify under the regulation, which can be included in additional tier 1 (AT1) or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022. In addition, following revisions to eligibility criteria for capital instruments under CRR II, certain tier 1 capital instruments of the Group that will transition to tier 2 capital by 2022 will cease to qualify as regulatory capital in June 2025. The key movements on a transitional basis are set out in the table below.

	Common	Additional		Total
	equity tier 1	tier 1	Tier 2	capital
	£m	£m	£m	£m

At 31 December 2019	27,744	6,248	9,424	43,416
Banking profit attributable to ordinary shareholders1	174	–	–	174
Movement in foreseeable dividends2	1,586	–	–	1,586
Dividends received from the Insurance business1	250	–	–	250
IFRS 9 transitional adjustment to retained earnings	1,542	–	–	1,542
Pension movements:
Removal of defined benefit pension surplus	(1,181)	–	–	(1,181)
Movement through other comprehensive income	514	–	–	514
Fair value through other comprehensive income reserve	(171)	–	–	(171)
Prudent valuation adjustment	14	–	–	14
Deferred tax asset	(331)	–	–	(331)
Goodwill and other intangible assets	(142)	–	–	(142)
Excess of expected losses over impairment provisions and value adjustments	211	–	–	211
Significant investments	216	146	19	381
Movements in other equity, subordinated debt and other tier 2 items:
Repurchases, redemptions and other	–	(552)	672	120
Issuances	–	–	–	–
Other movements	(237)	–	–	(237)
At 30 June 2020	30,189	5,842	10,115	46,146

1	Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.
2	Reflects the reversal of the accrual for the Group’s 2019 full year ordinary dividend which was cancelled during the period.

CET1 capital resources have increased by £2,445 million during the period, primarily reflecting:
●
underlying banking profits, pre impairment charge with the impairment charge partially mitigated through the increase in IFRS 9 transitional relief

●
the reversal of the foreseeable dividend accrual following the cancellation of the 2019 full year ordinary dividend

●
dividends received from the Insurance business in respect of their 2019 full year ordinary dividend

●
the reduction in excess expected losses following the increase in offsetting IFRS 9 expected credit losses

●
a reduction in the amount of significant investments deducted from capital

●
offset in part by pensions contributions made during the period, an increase in deferred tax assets and intangibles deducted from capital, fair value movements through OCI and other movements

CAPITAL MANAGEMENT (continued)

AT1 capital resources have reduced by £406 million during the period, primarily reflecting the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments, offset in part by a reduction in the significant investments deduction.

Tier 2 capital resources have increased by £691 million during the period, largely reflecting foreign exchange and other movements, along with a recent liability management exercise that resulted in the exchange of a grandfathered tier 2 instrument for a full count tier 2 instrument. This was partially offset by the application of the reduced transitional limit to grandfathered tier 2 capital instruments.

Minimum requirement for own funds and eligible liabilities (MREL)

As the Group is not classified as a global systemically important bank (G-SIB) it is not directly subject to the CRR II MREL requirements that came into force in June 2019. However the Group remains subject to the Bank of England’s MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources.

Applying the Bank of England’s MREL SoP to current minimum capital requirements, the Group’s indicative MREL requirement, excluding regulatory capital and leverage buffers, is as follows:
●
from 1 January 2020, the higher of 2 times Pillar 1 plus Pillar 2A, currently equivalent to 20.2 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure

●
from 1 January 2022, the higher of 2 times Pillar 1 plus 2 times Pillar 2A, currently equivalent to 24.3 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.

In addition, CET1 capital cannot be used to meet both MREL requirements and capital or leverage buffers.

During the second half of 2020 the Bank of England will review the final end-state requirements which are to be met from 1 January 2022.

CAPITAL MANAGEMENT (continued)

An analysis of the Group’s current transitional MREL position is provided in the table below.

	Transitional2
	At 30 June	At 31 Dec
	2020	2019
	£m	£m

Total capital resources (transitional basis)	46,146	43,416
Ineligible AT1 and tier 2 instruments1	(553)	(874)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	115	24
Senior unsecured securities issued by Lloyds Banking Group plc	30,567	23,554
Total MREL resources2	76,275	66,120

Risk-weighted assets	207,052	203,431

MREL ratio	36.8%	32.5%

Leverage exposure measure	665,789	654,387

MREL leverage ratio	11.5%	10.1%

1	Instruments with less than or equal to one year to maturity or governed under non-EEA law without a contractual bail-in clause.
2
Until 2022, externally issued regulatory capital in operating entities can count towards the Group’s MREL to the extent that such capital would count towards the Group's consolidated capital resources.

During the period, the Group issued externally £4.9 billion (sterling equivalent) of senior unsecured securities from Lloyds Banking Group plc which, while not included in total capital, are eligible to meet MREL requirements.

Total MREL resources increased by £10.2 billion, largely reflecting the increase in total capital resources and issuances, foreign exchange and other movements connected to senior unsecured securities.

CAPITAL MANAGEMENT (continued)

Risk-weighted assets

	At 30 June	At 31 Dec
	2020	2019
	£m	£m

Foundation Internal Ratings Based (IRB) Approach	54,058	53,842
Retail IRB Approach	64,589	63,208
Other IRB Approach	19,109	18,544
IRB Approach	137,756	135,594
Standardised (STA) Approach	24,046	24,420
Credit risk	161,802	160,014
Counterparty credit risk	5,675	5,083
Contributions to the default fund of a central counterparty	235	210
Credit valuation adjustment risk	629	584
Operational risk	25,437	25,482
Market risk	1,953	1,790
Underlying risk-weighted assets	195,731	193,163
Threshold risk-weighted assets1	11,321	10,268
Total risk-weighted assets	207,052	203,431

1
Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.

Risk-weighted assets movement by key driver

	Credit risk	Credit risk	Credit risk	Counterparty	Market	Operational
	IRB	STA	total1	credit risk2	risk	risk	Total
	£m	£m	£m	£m	£m	£m	£m

Total risk-weighted assets at 31 December 2019							203,431
Less threshold risk-weighted assets3							(10,268)
Risk-weighted assets as at 31 December 2019	135,594	24,420	160,014	5,877	1,790	25,482	193,163
Asset size	(2,488)	(1,227)	(3,715)	628	–	–	(3,087)
Asset quality	3,881	212	4,093	(105)	–	–	3,988
Model updates	–	–	–	–	307	–	307
Methodology and policy	(12)	445	433	–	(277)	–	156
Acquisitions and disposals	–	–	–	–	–	–	–
Movements in risk levels (market risk only)	–	–	–	–	133	–	133
Foreign exchange movements	781	196	977	139	–	–	1,116
Other	–	–	–	–	–	(45)	(45)
Risk-weighted assets as at 30 June 2020	137,756	24,046	161,802	6,539	1,953	25,437	195,731
Threshold risk-weighted assets3							11,321
Risk-weighted assets as at 30 June 2020							207,052

1
Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investments in the Group’s Insurance business.

2	Credit risk includes securitisation risk-weighted assets.
3	Counterparty credit risk includes movements in contributions to the default fund of central counterparties and movements in credit valuation adjustment risk.

CAPITAL MANAGEMENT (continued)

The risk-weighted assets movement table provides analysis of the movement in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements.

Credit risk, risk-weighted assets:

●
Asset size reduction of £3.7 billion predominantly reflects reduced lending volumes in Retail portfolios and optimisation activity in Commercial Banking

●
Asset quality increase of £4.1 billion primarily relates to model calibrations and a change in credit quality, reflecting the current economic climate

●
Methodology and policy changes increased risk-weighted assets by £0.4 billion which includes regulatory changes in respect of the final stage application of the new securitisation framework, offset by a revision to the SME supporting factor

Counterparty credit risk: increased by £0.6 billion due to movements in market rates during the period

Market risk, risk-weighted assets: increase driven by an increase in interest rate risk exposure in the trading books

Leverage ratio

The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:
●
a minimum leverage ratio requirement of 3.25 per cent of the total leverage exposure measure

●
a countercyclical leverage buffer (CCLB) which is currently around 0 per cent of the total leverage exposure measure, reflecting the decision made by the PRA during the period to reduce the UK countercyclical capital buffer rate to zero

●
an additional leverage ratio buffer (ALRB) of 0.7 per cent of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6 per cent at Group level.

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of all regulatory leverage buffers must be met with CET1 capital.

Analysis of leverage movements

The Group’s fully loaded UK leverage ratio increased to 5.4 per cent during the period, primarily driven by the increase in tier 1 capital. The leverage exposure measure increased by £11.4 billion during the period, largely reflecting the increase in the derivative and SFT exposure measures in addition to other balance sheet movements, partially offset by the accelerated implementation for the netting of regular-way purchases and sales awaiting settlement. Following a direction received from the PRA the Group is permitted to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS) from the leverage exposure measure.

The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustments, increased by £2.1 billion during the period, largely as a result of the increase in the replacement cost measure which was primarily driven by market movements.

The SFT exposure measure, representing SFT assets per the balance sheet net of deconsolidation and other SFT adjustments, increased by £9.2 billion during the period, reflecting both an increase in volumes and an increase in the counterparty credit risk add-on.

The average UK leverage ratio was 5.3 per cent over the quarter, increasing to 5.4 per cent towards the end which largely reflected the increase in tier 1 capital over the period.

CAPITAL MANAGEMENT (continued)

The table below summarises the component parts of the Group’s leverage ratio.

	Fully loaded
	At 30 June	At 31 Dec
	2020	2019
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	30,189	27,744
Additional tier 1 capital	5,881	5,881
Total tier 1 capital	36,070	33,625

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	32,978	26,369
Securities financing transactions	75,287	67,424
Loans and advances and other assets	764,729	740,100
Total assets	872,994	833,893

Qualifying central bank claims	(73,098)	(49,590)

Deconsolidation adjustments1
Derivative financial instruments	(1,681)	(1,293)
Securities financing transactions	–	(334)
Loans and advances and other assets	(159,667)	(167,410)
Total deconsolidation adjustments	(161,348)	(169,037)

Derivatives adjustments
Adjustments for regulatory netting	(13,447)	(11,298)
Adjustments for cash collateral	(14,423)	(12,551)
Net written credit protection	462	458
Regulatory potential future exposure	16,201	16,337
Total derivatives adjustments	(11,207)	(7,054)

Securities financing transactions adjustments	2,190	1,164
Off-balance sheet items	53,541	53,191
Regulatory deductions and other adjustments5	(17,283)	(8,180)
Total exposure measure2	665,789	654,387
Average exposure measure3	674,641	667,433

UK Leverage ratio2	5.4%	5.1%
Average UK leverage ratio3	5.3%	5.0%

CRD IV exposure measure4	738,887	703,977
CRD IV leverage ratio4	4.9%	4.8%

1
Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, being primarily the Group’s Insurance business.

2	Calculated in accordance with the UK Leverage Ratio Framework which requires qualifying central bank claims to be excluded from the leverage exposure measure.
3
The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 April 2020 to 30 June 2020). The average of 5.3 per cent compares to 5.3 per cent at the start and 5.4 per cent at the end of the quarter.

4	Calculated in accordance with CRD IV rules which include central bank claims within the leverage exposure measure.
5
Includes adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS) and the accelerated implementation for the netting of regular-way purchases and sales awaiting settlement in accordance with CRR Article 500d.

CAPITAL MANAGEMENT (continued)

Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 30 June	At 31 Dec
	2020	2019

Common equity tier 1 (£m)	27,583	27,002
Transitional tier 1 (£m)	33,425	33,249
Transitional total capital (£m)	44,691	43,153
Total risk-weighted assets (£m)	205,595	203,083
Common equity tier 1 ratio (%)	13.4%	13.3%
Transitional tier 1 ratio (%)	16.3%	16.4%
Transitional total capital ratio (%)	21.7%	21.2%
UK leverage ratio exposure measure (£m)	663,181	653,643
UK leverage ratio (%)	5.0%	5.0%

The Group applies the full extent of the IFRS 9 transitional arrangements for capital as set out under the recent revisions to CRR Article 473a.

Stress testing

The Group undertakes a wide-ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme the Group conducted a macroeconomic stress test of the four year operating plan in the first quarter of the year.

The Group also participates in the UK wide Annual Cyclical Scenario stress tests run by the Bank of England. In the 2019 Bank of England stress test the Group exceeded the capital and leverage hurdles after the application of management actions and was not required to take any action as a result of the test. The 2020 Bank of England stress test was cancelled in March 2020 as part of the supervisory response to the coronavirus pandemic.

Regulatory capital developments

Over recent months, UK and European regulators have introduced a series of regulatory measures in response to the coronavirus pandemic. These comprise of temporary or transitional arrangements to provide capital relief to banks to ensure the resilience of the financial system and to support lending to the economy during this period. These measures include the recent revisions to the IFRS 9 transitional arrangements for capital and the accelerated implementation of the revised SME supporting factor under CRR II.

The regulatory response to the coronavirus pandemic also impacts the timing of forthcoming changes, which include a one year deferral of UK policy changes on mortgage risk-weighted asset modelling to 1 January 2022 and of the final Basel III reforms which are now expected to phase in from 1 January 2023. In addition, the final Basel III reforms will be subject to adoption via the UK legislative process following the end of the Brexit transition period. The remaining majority of CRR II requirements will continue to be implemented in June 2021.

Half-year Pillar 3 disclosures

The Group will publish a condensed set of half-year Pillar 3 disclosures in August, prepared in accordance with the revised European Banking Authority (EBA) guidelines on Pillar 3 disclosure formats and frequency that were issued in December 2016.

A copy of the half-year Pillar 3 disclosures will be available to view from mid-August at:
www.lloydsbankinggroup.com/investors/financial-performance/

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 30 July 2020